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Exhibit 2.1

 AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CONVIO, INC.

GASI ACQUISITION CORP.,

GETACTIVE SOFTWARE, INC.

AND

ROBERT EPSTEIN, AS STOCKHOLDERS' AGENT

JANUARY 10, 2007

i

LIST OF EXHIBITS

Exhibit A	Certificate of Merger
Exhibit B	Investors' Rights Agreement
Exhibit C	Stockholders' Agreement
Exhibit D	Investor Representation Statement
Exhibit E	Acquiror and Merger Sub Tax Certificate
Exhibit F	Target Tax Certificate
Exhibit G	Target Legal Opinion
Exhibit H	Amended and Restated Certificate of Incorporation of Acquiror

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of January 10, 2007 by and among Convio, Inc., a Delaware corporation ("Acquiror"), GASI Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Acquiror, GetActive Software, Inc. ("Target"), and Robert Epstein, as Target stockholders' agent (the "Stockholders' Agent").

RECITALS

        A.    The Boards of Directors of Target, Acquiror and Merger Sub believe it is advisable and in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

        B.    Pursuant to the Merger, among other things, the outstanding shares of Target preferred stock, $0.001 par value ("Target Preferred Stock"), and Target common stock, $0.001 par value ("Target Common Stock;" collectively, the Target Preferred Stock and Target Common Stock are referred to herein as "Target Capital Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 2.6(a) ) upon the terms and subject to the conditions set forth herein.

        C.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror's willingness to enter into this Agreement, (i) each officer and director and their respective affiliates, and certain other stockholders of Target have executed and delivered to Acquiror their respective stockholder consent to the Merger, and such stockholder consents represent, in the aggregate, at least a majority of the outstanding (a) Target Common Stock and Preferred Stock, as a single class; (b) Target Preferred Stock, as a single class; and (c) Target Series C Preferred Stock, as a separate class; and (ii) the Majority Investors (as such term is defined in that certain Note and Warrant Purchase Agreement of the Target, dated July 31, 2006, as amended (the "Note Purchase Agreement")) have executed and delivered a consent to the Merger in accordance with the terms of the Note Purchase Agreement.

        E.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Target's willingness to enter into this Agreement, (i) each officer and director and their respective affiliates and certain stockholders of Acquiror have executed and delivered to Target their respective consents to (i) authorize the Restated Certificate (as defined below) and (ii) reorganize the capital stock of Acquiror in accordance with Section 5.5(b) below, and such stockholder consents represent, in the aggregate, not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all the shares entitled to vote thereon were present and voted.

        F.     Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Target's willingness to enter into this Agreement, Acquiror and Target are entering into that certain Note Purchase Agreement pursuant to which Acquiror has agreed to loan up to $1,000,000 to Target pursuant to one or more Demand Promissory Notes, with an initial loan to be made by Acquiror to Target in the amount of $500,000 on the date hereof.

        G.    Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

        H.    The parties, by executing this Agreement, hereby adopt this Agreement as a "plan of reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

        NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

        1.    Definitions.    In this Agreement any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change, condition or effect that is materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, operations, or results of operations of such entity and its subsidiaries, taken as a whole, provided, however, that (i) conditions, events or circumstances generally adversely affecting the United States economy and the United States securities markets, (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby, (iii) any litigation or threatened litigation in connection with this Agreement or the transactions contemplated hereby, shall not be taken into account in determining whether there has been or would be a material adverse effect. For purposes of this Section 1, an event, change, condition, or effect shall be deemed to be materially adverse if the dollar value of such event or events (i) in the case of Acquiror, exceeds $4,000,000 in the aggregate and (ii) in the case of Target, exceeds $1,500,000 in the aggregate. In this Agreement any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers, directors and any manager-level employees who have direct responsibility for technology development activity and preparing financial statements for such party reasonably believed to have knowledge of such matters. In this Agreement, an entity shall be deemed to be a "Subsidiary" of a party if such party directly or indirectly owns, beneficially or of record, at least 50% of the outstanding equity or financial interests of such entity.

        2.    The Merger.

          2.1    The Merger.    At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation (the "Surviving Corporation").

          2.2    Closing; Effective Time.    The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable, but no later than two (2) business days, after the satisfaction or waiver of each of the conditions set forth in Section 8 hereof, or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of DLA Piper US, LLP, 1221 S. Mopac Expressway, Suite 400, Austin, Texas 78746, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger, together with any required certificates, with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time").

          2.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        2.4    Certificate of Incorporation; Bylaws.

            (a)   At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is GetActive Software, Inc."

            (b)   The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

          2.5    Directors and Officers.    At the Effective Time, the directors and officers of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified, shall be Gene Austin, Chris Hollenbeck, Vinay Bhagat, Sheeraz Haji, Scott Irwin, George Spencer, and Tom Ball.

          2.6    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

            (a)   Conversion of Target Capital Stock.    Each share of Target's Capital Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares) shall be converted and exchanged into the right to receive the number of validly issued, fully paid and nonassessable shares of the Acquiror's Capital Stock (the "Merger Consideration") as follows:

              (i)    in the case of Target's Series D Preferred Stock, 0.2737177 shares of Acquiror Series B Convertible Preferred Stock, and 0.0478045 shares of Acquiror Series Q Common Stock.

              (ii)   in the case of Target's Series C Preferred Stock, 0.2737177 shares of Acquiror Series B Convertible Preferred Stock, and 0.0478045 shares of Acquiror Series Q Common Stock.

              (iii)  in the case of Target's Series B Preferred Stock and Series A Preferred Stock, 0.3215222 shares of Acquiror Series R Common Stock; and

              (iv)  in the case of Target's Common Stock, 0.3215222 shares of Acquiror Series S Common Stock.

Notwithstanding the foregoing, Acquiror will not issue more than 3,237,135 shares of Series B Preferred Convertible Preferred Stock, 565,362 shares of Series Q Common Stock 1,930,718 shares of Series R Common Stock and 3,096,560 shares of Series S Common Stock pursuant to this Section 2.6(a), except with respect to and only to the extent appropriate to reflect the exercise of Target Options (as defined in Section 7.8) prior to Closing.

            (b)   For purposes of this Agreement, Acquiror's Series S Common Stock, Series R Common Stock, Series Q Common Stock, and Series P Common Stock, collectively shall be referred to as "Acquiror Common Stock;" and Acquiror's Series B Convertible Preferred Stock and Series A Convertible Preferred Stock, collectively shall be referred to as "Acquiror Preferred Stock;" and together with the Acquiror Common Stock, as "Acquiror Capital Stock".

            (c)   Target Stock Options.    At the Effective Time, all options to purchase Target Common Stock then outstanding under the Target Plans (as defined in Section 3.5) ("Target Options") at the Effective Time shall be assumed by Acquiror in accordance with Section 7.8.

            (d)   Target Warrants.    At the Effective Time, all warrants to purchase Target Preferred Stock or Target Common Stock then outstanding ("Target Warrants") shall be cancelled in accordance with Section 7.8(b).

            (e)   Capital Stock of Merger Sub.    At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

            (f)    Fractional Shares.    No fraction of a share of Acquiror Capital Stock will be issued, but in lieu thereof each holder of shares of Target Common Stock and Target Preferred Stock who would otherwise be entitled to a fraction of a share of Acquiror Capital Stock, as applicable, and after aggregating all fractional shares of like Acquiror Capital Stock to be received by such holder, shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the applicable Exchange Ratio for such Acquiror Capital Stock. The fractional share interests of each Target stockholder shall be aggregated, so that no Target stockholder shall receive cash in respect of fractional share interests in an amount greater than the value of such full share of Acquiror Capital Stock, as applicable.

            (g)   Appraisal Rights.    Notwithstanding any provision of this Agreement to the contrary, any shares of Target Common Stock or Target Preferred Stock held by a holder who has demanded and perfected such holder's right for appraisal of such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such right to appraisal ("Dissenting Shares"), if any, shall not be converted into the Merger Consideration but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Target shall give Acquiror prompt notice of any demand received by Target to require Target to purchase shares of Common Stock of Target, and Acquiror shall have the right to direct and participate in all negotiations and proceedings with respect to such demand. Target agrees that, except with the prior written consent of Acquiror, or as required under the Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares (a "Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value for shares of Target Capital Stock shall receive payment therefore (but only after the value therefore shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such stockholder of a certificate or certificates representing shares of Target Capital Stock, the portion of the Merger Consideration to which such stockholder would otherwise be entitled under this Section 2.6 and the Certificate of Merger.

            (h)   Certificate Legends.    The shares of Acquiror Capital Stock to be issued pursuant to this Section 2.6 shall not have been registered and shall be characterized as "restricted securities" under the federal securities laws, and under such laws such shares may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act"), only in certain limited circumstances. Each certificate evidencing shares of Acquiror Capital Stock to be issued pursuant to this Section 2.6 shall bear the following legend:

  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT OR AN OPINION OF LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

and any legends required by state securities laws.

          2.7    Surrender of Certificates.

            (a)   Exchange Agent.    Comerica Bank or such other institution selected by Acquiror with the reasonable consent of Target shall act as exchange agent (the "Exchange Agent") in the Merger.

            (b)   Acquiror to Provide Stock and Cash.    Promptly after the Effective Time, but in no event later than ten (10) days after the Effective Time, Acquiror shall supply or cause to be supplied to the Exchange Agent for exchange in accordance with this Section 2 through such reasonable procedures as Acquiror may adopt (i) certificates evidencing the shares of Acquiror Capital Stock issuable pursuant to Section 2.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time; and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.6(f) (collectively, (i) and (ii) shall be referred to as the "Exchange Fund").

            (c)   Exchange Procedures.    Promptly after the Effective Time, but in no event later than five (5) days after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time represented outstanding shares of Target Capital Stock, whose shares were converted into the right to receive shares of Acquiror Capital Stock (and cash in lieu of fractional shares) pursuant to Section 2.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in customary form and have such other provisions as Acquiror may reasonably specify); (ii) such other customary documents as may be required pursuant to such instructions; and (iii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Capital Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal and other documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefore (i) the number of whole shares of Acquiror Capital Stock; (ii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.7(d); and (iii) cash (without interest) in respect of fractional shares as provided in Section 2.6(f), and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Capital Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.6.

            (d)   Distributions With Respect to Unexchanged Shares.    No dividends or other distributions with respect to Acquiror Capital Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Capital Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Capital Stock issued in exchange therefor, without interest at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 2.7(d)) with respect to such shares of Acquiror Capital Stock.

            (e)   Transfers of Ownership.    At the Effective Time, the stock transfer books of Target shall be closed, and there shall be no further registration of transfers of Target Capital Stock thereafter on the records of Target. If any certificate for shares of Acquiror Capital Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Capital Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

            (f)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the stockholders of Target one year after the Effective Time shall be delivered to Acquiror, upon demand, and any stockholders of Target who have not previously complied with this Section 2.7 shall thereafter look only to Acquiror for payment of their claim for the Merger Consideration and any dividends or distributions with respect to Acquiror Capital Stock.

            (g)   No Liability.    Notwithstanding anything to the contrary in this Section 2.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (h)   Dissenting Shares.    The provisions of this Section 2.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 2.7 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the Merger Consideration to which such holder is entitled pursuant to Section 2.6 hereof.

            (i)    Withholding.    Each of the Exchange Agent, Acquiror and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Target capital stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          2.8    No Further Ownership Rights in Target Capital Stock.    The Merger Consideration delivered upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof (including any dividends, distributions or cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.

          2.9    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof such Merger Consideration (and dividends, distributions and cash in lieu of fractional shares) as may be required pursuant to Section 2.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

          2.10    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code.

          2.11    Taking of Necessary Action; Further Action.    Each of Acquiror, Merger Sub and Target will take all such reasonable and lawful action as may be necessary or desirable in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

        3.    Representations and Warranties of Target.    Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Section 3 are true and correct, except as disclosed in a document of even date herewith and delivered by Target to Acquiror on the date hereof referring to the representations and warranties in this Agreement (the "Target Disclosure Schedule"). The Target Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 3, and the disclosure in any such numbered and lettered section of the Target Disclosure Schedule shall qualify the corresponding subsection in this Section 3 (and shall qualify other sections to the extent disclosure is applicable to such other sections based on a plain reading of the disclosure on its face).

          3.1    Organization, Standing and Power.    Target is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Target has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on Target. Target has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Target, each as amended to date, to Acquiror. Target is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Target has no Subsidiaries. Except as set forth on Section 3.1 of the Target Disclosure Schedule, Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

          3.2    Authority.    Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target subject only to the approval of the Merger by Target's stockholders as contemplated by Section 8.1(a). The affirmative vote of the holders of a majority of the shares of Target's (i) Common Stock and Preferred Stock, voting together as a single class, (ii) Preferred Stock, voting together as a single class, and (iii) Series C Preferred Stock, voting as a separate class, outstanding on the record date for the Written Consent of Stockholders relating to this Agreement is the only vote of the holders of any of Target's Capital Stock necessary under Delaware Law to approve this Agreement and the transactions contemplated hereby. The Board of Directors of Target has unanimously (a) approved this Agreement and the Merger; (b) determined that in its opinion the Merger is advisable and in the best interests of the stockholders of Target; and (c) recommended that the stockholders of Target approve this Agreement and the Merger. This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, (ii) rules governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under (a) any provision of the Certificate of Incorporation or Bylaws of Target, as amended; or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of their properties or assets, in the case of clause (b), except for such conflicts, violations, defaults, rights of termination, cancellation or acceleration as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Except as set forth on Schedule 3.2 of the Target Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target or its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) the filing of the Certificate of Merger, together with the required officers' certificates, and the filing of the Certificate of Merger, each as provided in Section 2.2; (b) filings required under Regulation D of the Securities Act of 1933; (c) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (d) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably expected to have a Material Adverse Effect on Target and could not reasonably be expected to prevent, or materially alter or delay, any of the transactions contemplated by this Agreement.

          3.3    Governmental Authorization.    Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Target currently operates or holds any interest in any of its properties; or (b) that is required for the operation of Target's business or the holding of any such interest and all of such authorizations are in full force and effect except where the failure to obtain or have any such authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

          3.4    Financial Statements.

            (a)   Target has delivered to Acquiror its unaudited financial statements for the fiscal year ended December 31, 2004 and audited financial statements for the fiscal year ended December 31, 2005, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at and for the eleven-month period ended November 30, 2006 (collectively, the "Target Financial Statements"). The Target Financial Statements have been prepared in accordance with generally accepted accounting principles (except that the unaudited financial statements do not contain footnotes and the eleven-month financial statements are subject to normal recurring year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse) applied on a consistent basis throughout the periods presented and consistent with each other. The Target Financial Statements fairly present the consolidated financial condition, operating results and cash flow of Target as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Target Financial Statements.

            (b)   Target maintains a system of internal accounting controls to provide reasonable assurance that (i) transactions are executed with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements of Target and to maintain accountability for assets; and (iii) access to Target's assets is permitted only in accordance with management's authorization. Target is not party to or otherwise involved in any "off-balance sheet arrangements" (as defined in Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          3.5    Capital Structure.    The authorized capital stock of Target consists of 35,000,000 shares of Target Common Stock, of which there are issued and outstanding 9,630,934 shares, and 15,755,722 shares of Target Preferred Stock, of which there are designated 3,965,331 shares of Series A

  Preferred Stock, 2,068,169 shares of Series B Preferred Stock, and 9,722,222 shares of Series C Preferred Stock. There are issued and outstanding, 3,936,760 shares of Series A Preferred Stock, convertible into 3,936,760 shares of Common Stock; 2,068,169 shares of Series B Preferred Stock, convertible into 2,068,169 shares of Common Stock; and 9,711,111 shares of Series C Preferred Stock, convertible into 9,711,111 shares of Common Stock. All outstanding shares of Target Common Stock and Target Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. There are 4,593,925 shares of Common Stock reserved for issuance under the Target 2000 Stock Option Plan (the "Target 2000 Plan"), of which 2,464,583 shares were subject to outstanding options and 409,658 shares were reserved for future option grants and there are 2,531,075 shares of Common Stock reserved for issuance under the Target 2006 Equity Incentive Plan (the "Target 2006 Plan"), of which 1,578,000 shares were subject to outstanding options and 896,825 shares were reserved for future option grants (the Target 2006 Plan and the Target 2000 Plan, together are referred to herein as the "Target Plans"). There are 11,111 shares of Series C Preferred Stock reserved for issuance upon the exercise of outstanding Target Warrants, and the Target Warrants are held in the amounts and by the persons set forth in the Target Disclosure Schedule. Target has delivered to Acquiror true and complete copies of each warrant and warrant agreement evidencing each Target Warrant and each form of agreement or stock option plan evidencing each Target Option. Except for the rights created pursuant to this Agreement and the rights disclosed in the preceding three sentences, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound, obligating Target to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target Capital Stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Common Stock issuable upon conversion of the Preferred Stock or upon exercise of the options described in this Section 3.5, and all shares of Series C Preferred Stock issuable upon exercise of warrants described in this Section 3.5, will be, when issued pursuant to the respective terms of such Preferred Stock, options or warrants, duly authorized, validly issued, fully paid and nonassessable. Except as described above, there are no other contracts, commitments or agreements relating to voting, purchase or sale of Target Capital Stock (a) to which Target is a party, and (b) to Target's knowledge, between or among any of Target's stockholders. All shares of outstanding Target Common Stock and Target Preferred Stock and rights to acquire Target Capital Stock were issued in compliance with all applicable federal and state securities laws.

          3.6    Absence of Certain Changes.    Since November 30, 2006 (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Target; (b) any acquisition, sale or transfer of any material asset of Target other than in the ordinary course of business and consistent with past practice; (c) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (e) any Material Contract entered into by Target, other than in the ordinary course of business and as provided to Acquiror, or any material amendment or termination of, or default under, any Material Contract (as defined in Section 3.13) to which Target is a party or by which it is bound; (f) any amendment or change to the Certificate of Incorporation or Bylaws of Target; (g) any

  increase in or modification of the compensation or benefits payable or to become payable by Target to any of its directors, executive officers, or, other than in the ordinary course of business, employees; or (h) any negotiation or agreement by Target to do any of the things described in the preceding clauses (a) through (g) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement). At the Effective Time, there will be no accrued but unpaid dividends on shares of Target's capital stock.

          3.7    Absence of Undisclosed Liabilities.    Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (a) those set forth or adequately provided for in the balance sheet of Target as of the Target Balance Sheet Date (the "Target Balance Sheet"); (b) those incurred in the ordinary course of business and not required to be set forth in the Target Balance Sheet under generally accepted accounting principles; (c) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (d) those incurred in connection with the transactions contemplated by this Agreement.

          3.8    Litigation.    There is no private or governmental action, suit, proceeding, contest, claim, arbitration or, to the knowledge of Target, investigation pending before any Governmental Entity, foreign or domestic, or, to the knowledge of Target, threatened against Target or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target, or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is described in Section 3.8 of the Target Disclosure Schedule.

          3.9    Restrictions on Business Activities.    There is no agreement, judgment, injunction, order or decree binding upon Target that has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted.

          3.10    Intellectual Property.

            (a)   For purposes of this Agreement, "Intellectual Property" means:

              (i)    all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, "Issued Patents");

              (ii)   all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively "Patent Applications" and, with the Issued Patents, the "Patents");

              (iii)  all copyrights, copyrightable works, semiconductor topography and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, "Copyrights");

              (iv)  trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, "Trademarks") and domain name registrations;

              (v)   all technology, ideas, inventions, designs, proprietary information, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, computer programs, hardware, software and processes; and

              (vi)  all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

            (b)   Target (i) exclusively owns and has good and marketable title to, right and interest in, or (ii) possesses legally enforceable rights to use, all Intellectual Property used or currently proposed to be used in the business of Target as currently conducted or as proposed to be conducted by Target. The Intellectual Property owned by and/or licensed to Target collectively constitutes all of the Intellectual Property necessary to enable Target to conduct its business as such business is currently being conducted. Except as set forth in Schedule 3.10(b), no current or former officer, director, stockholder, employee, consultant or independent contractor has asserted any right, claim or interest in or with respect to any Target Intellectual Property (as defined in Section 3.10(c) below).

            (c)   With respect to each item of Intellectual Property incorporated into any product of Target or otherwise used in the business of Target (except "off the shelf" or other software available through regular commercial distribution channels at an annual cost not exceeding $10,000 on standard terms and conditions, as modified for Target's operations) ("Target Intellectual Property"), Section 3.10 of the Target Disclosure Schedule lists:

              (i)    all Issued Patents and Patent Applications, all registered Trademarks, and pending trademark registrations and all registered Copyrights, including the jurisdictions in which each such Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed; and

              (ii)   the following agreements relating to each of the products of Target which are currently or have been in the past, sold or licensed by Target to third parties (the "Target Products") or other Target Intellectual Property owned by Target: all (A) agreements granting any right to distribute or sublicense a Target Product on any exclusive basis; (B) any exclusive licenses of Target Intellectual Property to or from Target; (C) agreements pursuant to which the amounts actually paid or payable under firm annual commitments to Target are $100,000 or more; (D) joint development agreements; (E) any agreement by which Target grants to a third party any ownership right to any Target Intellectual Property owned by Target; (F) any court or arbitrator's order relating to the Target Intellectual Property owned by Target or, to Target's knowledge, licensed by Target; (G) any option respecting the sale, license, transfer or other disposition of any Target Intellectual Property owned by Target; and (H) agreements pursuant to which any party is granted any rights to access source code or to use source code to create derivative works of Target Products.

            (d)   Section 3.10 of the Target Disclosure Schedule contains an accurate list as of the date of this Agreement of all licenses, sublicenses and other agreements to which Target is a party and pursuant to which Target is authorized to use any Intellectual Property owned by any third party, excluding "off the shelf" or other software widely available through commercial distribution channels at a cost not exceeding $10,000 annually on standard terms and conditions, as adjusted for Target's business purposes ("Third Party Intellectual Property").

            (e)   To Target's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Target Intellectual Property, including any Third Party Intellectual Property utilized in one or more Target Products, by any third party, including any employee or former employee of Target. Target has not entered into any agreement to indemnify any other person against any charge of infringement of any Target Intellectual Property, other than indemnification provisions contained in standard sales or agreements to end users arising in the ordinary course of business, the forms of which have been delivered to Acquiror or its counsel. There are no royalties, fees or other payments payable by Target to any Person by reason of the ownership, use, sale or disposition of the Target Intellectual Property, other than Intellectual Property licensed from third parties.

            (f)    Target is not currently, or has been in the past, in breach of any license, sublicense or other agreement relating to the Target Intellectual Property or Third Party Intellectual Property. Except as set forth on Schedule 3.10(f), neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the Merger or any of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on the Acquiror's right to own or use any Target Intellectual Property, including any Third Party Intellectual Property.

            (g)   All Patents, registered Trademarks and registered Copyrights held by Target are valid and subsisting (excluding pending applications therefore). All maintenance and annual fees have been fully paid and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. To the knowledge of Target, except as set forth on Schedule 3.10(g) of the Target Disclosure Schedule, Target is not infringing, misappropriating or making unlawful use of, or has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of any proprietary asset owned or used by any third party. There is no proceeding pending or threatened, nor has any claim or demand been made that challenges the legality, validity, enforceability, licensing or ownership of any item of Target Intellectual Property or alleges a claim of infringement of any Patents, Copyrights or Trademarks, or violation of any trade secret or other proprietary right of any third party. Target has not brought a proceeding alleging infringement of Target Intellectual Property owned by or licensed to Target or breach of any license or agreement involving Intellectual Property against any third party.

            (h)   All current and former officers and employees of Target have executed and delivered to Target an agreement (containing no exceptions or exclusions from the scope of its coverage relating to Target Intellectual Property) regarding the protection of proprietary information and the assignment to Target of any Intellectual Property arising from services performed for Target by such persons, the form of which has been supplied to Acquiror. All current and former consultants and independent contractors to Target involved in the development, modification, marketing and servicing of any Target Products or Target Intellectual Property have executed and delivered to Target an agreement in the form provided to Acquiror or its counsel (containing no exceptions or exclusions from the scope of its coverage relating to Target Intellectual Property) regarding the protection of proprietary information and the assignment or license to Target of any Intellectual Property arising from services performed for Target by such persons. To the knowledge of Target, no employee or independent contractor of Target is in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee or independent contractor with Target. Except as set forth in Schedule 3.10(h), no current or former officer, director, stockholder, employee, consultant or independent contractor has any right, claim or interest in or with respect to any Target Intellectual Property.

            (i)    Target has taken commercially reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of all Target Intellectual Property (except such Target Intellectual Property whose value would not be materially impaired by public disclosure and excluding any Issued Patents) and otherwise to maintain and protect the full value of all Target Intellectual Property. All use or disclosure to a third party of Target Intellectual Property owned by Target and which constitutes a trade secret under applicable law ("Confidential Information") has been pursuant to the terms of a written agreement between Target and such third party or otherwise protected by a legally recognized relationship of confidentiality. All use, disclosure or appropriation by Target of Confidential Information not owned by Target has been pursuant to the terms of a written agreement between Target and the owner of such Confidential Information, or, to the knowledge of Target, is otherwise lawful.

            (j)    No product liability claims have been communicated in writing to or, to Target's knowledge, threatened against Target.

            (k)   A complete list of each of the Target Products and Target's proprietary software ("Target Software") is set forth in Section 3.10 of the Target Disclosure Schedule. The Target Software and Target Products conform in all material respects with any warranty provided with respect thereto to Target's customers by or on behalf of Target.

            (l)    Target is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing of any Target Intellectual Property by Target, or which may affect the validity, use or enforceability of such Target Intellectual Property. Target is not subject to any agreement that restricts in any material respect the use, transfer, delivery or licensing by Target of the Target Intellectual Property owned by Target or Target Products, excepting Third Party Intellectual Property.

            (m)  Except as set forth in Schedule 3.10(m), no Public Software (as defined below) forms part of any Target Product, services provided by Target ("Target Service") or Target Intellectual Property, and no Public Software was or is used in connection with the development of any Target Product, Target Service or Target Intellectual Property or is incorporated into, in whole or in part, or has been distributed with, in whole or in part, any Target Product, Target Service or Target Intellectual Property. As used in this Section 3.10(m), "Public Software" means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software (as defined by the Free Software Foundation), open source software (e.g., Linux or software distributed under any license approved by the Open Source Initiative as set forth www.opensource.org) or similar licensing or distribution models which requires the distribution of source code to licensees, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; or (viii) the Apache License.

          3.11    Interested Party Transactions.    Target is not indebted to any director, officer, employee or agent of Target (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target. There have been no transactions during the two-year period ending on the date hereof that would require disclosure if Target were subject to disclosure under Item 404 of Regulation S-K under the Securities Act.

          3.12    Minute Books.    The minute book of Target contains a materially complete and accurate record of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target through the date of this Agreement.

          3.13    Material Contracts.    All of Target's Material Contracts (as defined in this Section 3.13 below) are listed in Section 3.13 of the Target Disclosure Schedule. With respect to each Material Contract: (a) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Target, and, to Target's knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and except as the availability of equitable remedies may be limited by general principles of equity; and (b) neither Target nor, to Target's knowledge, any other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default by Target or, to Target's knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract, subject to such exceptions as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Except as set forth on Schedule 3.13, no consent of any third party to any Material Contract is required in connection with entering into this Agreement and to consummate the transactions contemplated hereby. Target is not a party to any oral contract, agreement or other arrangement. For purposes of this Section 3, "Material Contract" means any contract, agreement or commitment to which Target is a party (a) with expected receipts from the top fifty (50) active customer agreements based on value of firm commitments to Target; (b) expenditures in excess of $100,000 per annum; (c) required to be listed pursuant to Section 3.10(c)(ii) or Section 3.10(d); (d) granting any exclusive rights to any party; (e) evidencing indebtedness for borrowed or loaned money of $100,000 or more, including guarantees of such indebtedness; or (f) that could reasonably be expected to have a Material Adverse Effect on Target if breached by Target in such a manner as would (I) permit any other party to cancel or terminate the same (with or without notice of passage of time); (II) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from Target; or (III) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract.

          3.14    Accounts Receivable.    Subject to any reserves set forth therein, the accounts receivable shown on the Target Financial Statements are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than affiliates, are not subject to any prior assignment, lien or security interest, and to Target's knowledge are not subject to valid defenses, set-offs or counter claims. The accounts receivable are collectible in accordance with their terms at their recorded amounts, subject only to the reserve for doubtful accounts on the Target Financial Statements.

          3.15    Customers and Suppliers.    As of the date hereof, no customer that individually accounted for more than one percent (1%) of Target's gross revenues during the 12-month period preceding the date hereof and no supplier of Target that individually accounted for more than one percent (1%) of Target's purchases during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate its relationship with Target or has at any time on or after the Target Balance Sheet Date, decreased materially its services or supplies to Target in the case of any such supplier, or its usage of the services or products of Target in the case of such customer, and to Target's knowledge no such supplier or customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with Target or to decrease materially its services or supplies to Target or its usage of the services or products of Target, as the case may be. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

          3.16    Employees and Consultants.    Section 3.16 of the Target Disclosure Schedule or a letter delivered to Acquiror by Target contains a list of the names of all employees (including without limitation part-time employees and temporary employees), leased employees, independent contractors and consultants of Target as of the Effective Time, together with their respective salaries or wages, other compensation, dates of employment and positions.

          3.17    Title to Property.    Target has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests therein, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (a) the lien of current taxes not yet due and payable; (b) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (c) liens securing debt that is reflected on the Target Balance Sheet; and (d) such other mortgages, liens, pledges, charges or encumbrances as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. The plants, property and equipment of Target that are used in the operations of Target's business are in all material respects in good operating condition and repair, subject to normal wear and tear. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent required by generally accepted accounting principles. All leases to which Target is a party are in full force and effect and are valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally; and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such leases have been provided to Acquiror. Target owns no real property.

          3.18    Environmental Matters.

            (a)   The following terms shall be defined as follows:

              (i)    "Environmental Laws" shall mean any applicable foreign, federal, state or local governmental laws (including common laws), statutes, ordinances, codes, regulations, rules, policies, permits, licenses, certificates, approvals, judgments, decrees, orders, directives, or requirements that pertain to the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, recycling, or other contact or involvement with Hazardous Materials (as defined in Section 3.18(ii)), including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended ("CERCLA"), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended ("RCRA").

              (ii)   "Hazardous Materials" shall mean any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a "hazardous constituent," "hazardous substance," "hazardous material," "acutely hazardous material," "extremely hazardous material," "hazardous waste," "hazardous waste constituent," "acutely hazardous waste," "extremely hazardous waste," "infectious waste," "medical waste," "biomedical waste,"

      "pollutant," "toxic pollutant," "contaminant" or any other formulation or terminology intended to classify or identify substances, constituents, materials or wastes by reason of properties that are deleterious to the environment, natural resources, worker health and safety, or public health and safety, including without limitation ignitability, corrosivity, reactivity, carcinogenicity, toxicity and reproductive toxicity. The term "Hazardous Materials" shall include without limitation any "hazardous substances" as defined, listed, designated or regulated under CERCLA, any "hazardous wastes" or "solid wastes" as defined, listed, designated or regulated under RCRA, any asbestos or asbestos-containing materials, any polychlorinated biphenyls, and any petroleum or hydrocarbonic substance, fraction, distillate or by-product.

            (b)   Target is and has been in compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by Target at any time (collectively, "Target's Facilities;" such properties or facilities currently used, leased or occupied by Target are defined herein as "Target's Current Facilities"), and no discharge, emission, release, leak or spill of Hazardous Materials has occurred at any of Target's Facilities that may or will give rise to liability of Target under Environmental Laws except for any non-compliance or occurrence that, individually or in the aggregate, would not be reasonably expected to have a material Adverse Effect on Target. To Target's knowledge, there are no Hazardous Materials (including without limitation asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any of Target's Current Facilities. To Target's knowledge, there neither are nor have been any aboveground or underground storage tanks for Hazardous Materials at Target's Current Facilities. To Target's knowledge, no Target employee or other person has claimed that Target is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material. No civil, criminal or administrative action, proceeding or investigation is pending against Target, or, to Target's knowledge, threatened against Target, with respect to Hazardous Materials or Environmental Laws; and Target is not aware of any facts or circumstances that could form the basis for assertion of a claim against Target or that could form the basis for liability of Target, regarding Hazardous Materials or regarding actual or potential noncompliance with Environmental Laws.

          3.19    Taxes

            (a)   As used in this Agreement:

              (i)    the terms "Tax" and, collectively, "Taxes" mean any and all federal, state and local taxes of any country, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, stamp transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; and

              (ii)   the term "Tax Return" means any return (including any information statement) or report required to be filed with any taxing authority;

            (b)   Target has prepared and timely filed all Tax Returns required to be filed by Target. Such Tax Returns were true and correct in all material respects and were completed in accordance with applicable law. Target has paid all Taxes required to have been paid, regardless of whether or not shown to have been payable on such Tax Returns. Target has withheld, collected and paid over to the appropriate taxing authority all Taxes required to have been withheld, collected and paid over to any taxing authority;

            (c)   Target, as of the Effective Time, (i) will have timely filed all Tax Returns required to be filed by Target between the date of this Agreement and the Effective Time and such Tax

    Returns will have been completed in accordance with applicable law and will be true and correct in all material respects, (ii) will have paid all Taxes required to have been paid by Target on or before the Effective Time, and (iii) will have withheld, collected and paid over to the proper taxing authority, all Taxes required to be withheld, collected and paid over to any taxing authority on or before the Effective Time;

            (d)   There is no Tax deficiency outstanding or assessed against Target that is not reflected as a liability on the Target Balance Sheet. With respect to any current or pending audit, Target has not received any written correspondence from any taxing authority indicating that the taxing authority is currently threatening a Tax assessment. Target has not executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax;

            (e)   Target has no liabilities for unpaid Taxes that have not been accrued for or reserved on the Target Balance Sheet, to the extent required have been accrued for or reserved by U.S. generally accepted accounting principles, excluding for the purpose of comparing unpaid Taxes to such reserves, any reserve for deferred Taxes established to reflect timing differences between financial accounting income and Tax income;

            (f)    Target is not a party to any tax-sharing agreement, or similar written arrangement with any other;

            (g)   No audit of the Target's Tax Returns by a taxing authority is currently in process or pending, or threatened in writing against Target;

            (h)   Target has never been a member of an "affiliated group" of corporations filing a consolidated U.S. federal income tax return. Target does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6. Target does not have any liability for the Taxes of any Person as a successor or transferee;

            (i)    Target has made available to Acquiror copies of all Tax Returns filed for Target since inception;

            (j)    Target has not filed any consent agreement under former Section 341(f) of the Code or agreed to have former Section 341(f)(4) apply to any disposition of assets owned by Target;

            (k)   Target has not been a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Code section 897(c)(1)(A)(ii);

            (l)    Target is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Target that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code by Target as an expense under applicable law.

            (m)  Target has not engaged in a "reportable transaction" as defined in Treasury Regulation Section 1.6011-4, or any transaction that is the same as, or substantially similar to, any "listed transactions" as defined in Treasury Regulation Section 1.6011-4(b)(2);

            (n)   No written claim has ever been made by a taxing authority in a jurisdiction where Target does not file Tax Returns that Target is, or may be, subject to taxation by that jurisdiction;

            (o)   Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition made on or prior to the Closing Date; and

            (p)   Target does not own shares of any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code). Target does not own any interest in any entity that is intended to be characterized as a partnership for U.S. federal income Tax purposes.

          3.20    Employee Benefit Plans.

            (a)   Section 3.20 of the Target Disclosure Schedule contains a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including without limitation each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is or has been sponsored, maintained, contributed to, or required to be contributed to by Target and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Target within the meaning of Section 414(b), (c), (m) or (o) of the Code, (an "ERISA Affiliate") for the benefit of any person who performs or who has performed services for Target or with respect to which Target or any ERISA Affiliate has or may have any liability (including without limitation contingent liability) or obligation (collectively, the "Target Employee Plans").

            (b)   Documents.    Target has furnished to Acquiror true and complete copies of documents embodying each of the Target Employee Plans and related plan documents, including without limitation trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Target Employee Plan that is subject to ERISA reporting requirements, Target has provided copies of the Form 5500 reports filed for the last five plan years. Target has furnished Acquiror with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Target Employee Plan, and to Target's knowledge nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).

            (c)   Compliance.    To the knowledge of Target, (i) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target; and Target and each ERISA Affiliate have performed all material obligations required to be performed by them under, are not in material respect in default under or violation of and have no knowledge of any material default or violation by any other party to, any of the Target Employee Plans; (ii) any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (iv) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Target Employee Plan; (v) none of Target or any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Target Employee Plan; (vi) all contributions required to be made by Target or any ERISA Affiliate to any Target Employee Plan have been paid or accrued; (vii) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (viii) each Target Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan; (ix) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor; and (x) there has been no amendment to, written interpretation or announcement by Target or any ERISA Affiliate that would materially increase the expense of maintaining any Target Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Target Financial Statements.

            (d)   No Title IV or Multiemployer Plan.    Neither Target nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any "multiemployer plan" (as defined in Section 3(37) of ERISA) or to any "pension plan" (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. None of Target or any ERISA Affiliate has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

            (e)   COBRA, FMLA, HIPAA, Cancer Rights.    With respect to each Target Employee Plan, Target has, to its knowledge, complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"); and (iv) the applicable requirements of the Cancer Rights Act of 1998, except to the extent that such failure to comply could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Target. Target has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.

            (f)    Effect of Transaction.    The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of

    Target or any ERISA Affiliate to severance benefits or any other payment (including without limitation unemployment compensation, golden parachute, bonus or benefits under any Target Employee Plan), except as expressly provided in this Agreement; or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider. No benefit payable or that may become payable by Target pursuant to any Target Employee Plan or as a result of or arising under this Agreement shall constitute an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Acquirer or Target other than ordinary administration expenses typically incurred in a termination event.

          3.21    Employee Matters.    To the knowledge of Target, Target is in compliance with all currently applicable laws and regulations respecting terms and conditions of employment, including without limitation applicant and employee background checking, immigration laws, discrimination laws, verification of employment eligibility, employee leave laws, classification of workers as employees and independent contractors, wage and hour laws, and occupational safety and health laws, except for such noncompliance that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Target. There are no proceedings pending or, to Target's knowledge, reasonably expected or threatened, between Target, on the one hand, and any or all of its current or former employees, on the other hand, which proceedings could reasonably be expected to have, a Material Adverse Effect on Target, including without limitation any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage. There are no claims pending, or, to Target's knowledge, reasonably expected or threatened, against Target under any workers' compensation or long-term disability plan or policy. Target has no material unsatisfied obligations to any employees, former employees, or qualified beneficiaries pursuant to COBRA, HIPAA, or any state law governing health care coverage extension or continuation. Target is not a party to any collective bargaining agreement or other labor union contract, nor does Target know of any activities or proceedings of any labor union to organize its employees. Target has provided all employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives, and all other compensation that became due and payable through the date of this Agreement.

          3.22    Insurance.    Target has policies of insurance and bonds that are of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance in all material respects with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

          3.23    Compliance With Laws.    Target has complied with, is not in violation of and has not received any notices of violation with respect to, any federal state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not reasonably be expected to have a Material Adverse Effect on Target.

          3.24    Brokers' and Finders' Fee.    The Target has not engaged any broker, finder or investment banker in connection with the Merger, this Agreement or any transaction contemplated hereby.

          3.25    Privacy Policies and Web Site Terms and Conditions.

            (a)   For purposes of this Section 3.26:

              (i)    "Target Sites" means all of Target's public sites on the World Wide Web excluding sites published by Target's products for Target's customers.

              (ii)   "Privacy Statements" means, collectively, any and all of Target's privacy policies published on the Target Sites or otherwise made available by Target regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors of any of the Target Sites ("Individuals"); and

              (iii)  "Terms and Conditions" means any and all of the visitor terms and conditions published on the Target Sites governing Individuals' use of and access to the Target Sites.

            (b)   A Privacy Statement is posted and is accessible to Individuals at all times on each Target Site. Target maintains a hypertext link to a Privacy Statement from the homepage of each Target Site, and Target uses its reasonable efforts to include a hypertext link to a Privacy Statement from every page of the Target Sites on which personal information is collected from Individuals.

            (c)   The Privacy Statements include, at a minimum, accurate notice to Individuals about Target's collection, retention, use and disclosure policies and practices with respect to Individuals' personal information.

            (d)   Target complies with the Privacy Statements as applicable to any given set of personal information collected by Target from Individuals. Target has adequate technological and procedural measures in place to protect personal information collected from Individuals consistent with the Privacy Statements. Target does not knowingly collect information from or target children under the age of thirteen. Target does not sell, rent or otherwise make available to third parties any personal information submitted by Individuals.

            (e)   The current versions of the Privacy Statements have been made available to Acquiror. Target has not entered into any executory agreement which seeks to constrain Target's use and/or distribution of personal information collected by Target greater than the constraints contained in the Privacy Statements and by applicable laws and regulations.

            (f)    Target is not a party to any Material Contract (besides the Privacy Statements), or is subject to any other obligation (besides the Privacy Statements) that, following the Effective Time, would prevent Acquiror and/or its affiliates from using the information governed by the Privacy Statements in a manner consistent with applicable privacy laws and industry standards regarding the disclosure and use of information. Target has not received notification of any unresolved claims or controversies regarding the Privacy Statements or the implementation thereof or of any of the foregoing.

            (g)   The Terms and Conditions are posted and are accessible to Individuals at all times on the home page of the Target Site. Target has not received notification of any unresolved claims or controversies regarding the Terms and Conditions or the implementation thereof.

          3.26    Reorganization.    Target has not taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code. Target does not have any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          3.27    Representations Complete.    None of the representations or warranties made by Target herein or in any Schedule or Exhibit hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contain, or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

        4.    Representations and Warranties of Merger Sub.    Merger Sub represents and warrants to Target that the statements contained in this Section 4 are true and correct.

          4.1    Organization, Standing and Power.    Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on Acquiror. Merger Sub has delivered a true and correct copy of its Certificate of Incorporation and Bylaws or other charter documents, as applicable, each as amended to date, to Target. Merger Sub is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

          4.2    Authority.    Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been, or will have been by the Closing, duly authorized by all necessary corporate action on the part of Merger Sub. This Agreement has been duly executed and delivered by Merger Sub and constitutes the valid and binding obligations of Merger Sub enforceable against Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors' rights generally, and subject to general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under (a) any provision of the Certificate of Incorporation or Bylaws of Merger Sub; or (b) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Merger Sub or their properties or assets. No consent, approval, order or authorization of or registration, declaration or filing with any Governmental Entity is required by or with respect to Merger Sub in connection with the execution and delivery of this Agreement by Merger Sub or the consummation by Merger Sub of the transactions contemplated hereby, except for (a) the filing of the Certificate of Merger, together with the required officers' certificates, and the filing of the Certificate of Merger, each as provided in Section 2.2; (b) filings required under Regulation D of the Securities Act following the Effective Time; (c) such filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (d) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, could not reasonably be expected to have a Material Adverse Effect on Acquiror and could not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

          4.3    Capital Structure.    The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $.001 par value, of which there were issued and outstanding as of the close of business on the date hereof, 1,000 shares of Common Stock. There are no other outstanding shares of capital stock or voting securities of Merger Sub. All outstanding shares of Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable. Other than this

  Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Merger Sub is a party or by which Merger Sub is bound obligating it to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Merger Sub or obligating Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

          4.4    Interim Operations of Merger Sub.    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

        5.    Representations and Warranties of Acquiror.    Acquiror represents and warrants to Target that the statements contained in this Section 5 are true and correct, except as disclosed in a document of even date herewith and delivered by Acquiror to Target on the date hereof referring to the representations and warranties in this Agreement (the "Acquiror Disclosure Schedule"). The Acquiror Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 5, and the disclosure in any such numbered and lettered section of the Acquiror Disclosure Schedule shall qualify the corresponding subsection in this Section 5 (and shall qualify other sections to the extent disclosure is applicable to such other sections based on a plain reading of the disclosure on its face).

          5.1    Organization, Standing and Power.    Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Acquiror has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror, each as amended to date, to Target. Acquiror is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Acquiror has no Subsidiaries. Except as set forth on Section 5.1 of the Acquiror Disclosure Schedule, Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

          5.2    Authority.    Acquiror has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror. The Board of Directors of Acquiror has unanimously approved this Agreement and the Merger. This Agreement has been duly executed and delivered by Acquiror and constitutes the valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, (ii) rules governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by Acquiror does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of any material benefit under (a) any provision of the Certificate of Incorporation or Bylaws of Acquiror, as amended; or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of their properties or assets, in the case of clause (b), except for such conflicts, violations, defaults, rights of termination, cancellation or acceleration as could not individually or in the aggregate, reasonably be expected to have a Material Adverse

  Effect on Acquiror. Except as set forth on Schedule 5.2 of the Acquiror Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Acquiror or its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) the filing of the Certificate of Merger, together with the required officers' certificates, and the filing of the Certificate of Merger, each as provided in Section 2.2; (b) filings required under Regulation D of the Securities Act of 1933; (c) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (d) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably expected to have a Material Adverse Effect on Acquiror and could not reasonably be expected to prevent, or materially alter or delay, any of the transactions contemplated by this Agreement.

          5.3    Governmental Authorization.    Acquiror has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which Acquiror currently operates or holds any interest in any of its properties; or (b) that is required for the operation of Acquiror's business or the holding of any such interest and all of such authorizations are in full force and effect except where the failure to obtain or have any such authorizations could not reasonably be expected to have a Material Adverse Effect on Acquiror.

          5.4    Financial Statements.

            (a)   Acquiror has delivered to Target its audited financial statements for the fiscal year ended December 31, 2004 and audited financial statements for the fiscal year ended December 31, 2005, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at and for the eleven-month period ended November 30, 2006 (collectively, the "Acquiror Financial Statements"). The Acquiror Financial Statements have been prepared in accordance with generally accepted accounting principles (except that the unaudited financial statements do not contain footnotes and the eleven-month financial statements are subject to normal recurring year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse) applied on a consistent basis throughout the periods presented and consistent with each other. The Acquiror Financial Statements fairly present the consolidated financial condition, operating results and cash flow of Acquiror as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of the unaudited Acquiror Financial Statements.

            (b)   Acquiror maintains a system of internal accounting controls to provide reasonable assurance that (i) transactions are executed with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements of Acquiror and to maintain accountability for assets; and (iii) access to Acquiror's assets is permitted only in accordance with management's authorization. Acquiror is not party to or otherwise involved in any "off-balance sheet arrangements" (as defined in Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          5.5    Capital Structure.

            (a)   As of the date of this Agreement, The authorized capital stock of Acquiror consists of 50,000,000 shares of Acquiror Common Stock, of which there are issued and outstanding 2,481,056 shares, and 20,000,000 shares of Acquiror Preferred Stock, of which there are designated 1,502,396 shares of Series A Preferred Stock, 3,097,128 shares of Series B

    Preferred Stock, 5,193,516 shares of Series C Preferred Stock and 9,387,363 shares of Series D Preferred Stock. There are issued and outstanding, 1,853,499 shares of Series A Preferred Stock, convertible into 1,853,499 shares of Common Stock; 3,936,294 shares of Series B Preferred Stock, convertible into 3,936,294 shares of Common Stock; and 5,142,552 shares of Series C Preferred Stock, convertible into 5,142,552 shares of Common Stock. All outstanding shares of Acquiror Common Stock and Acquiror Preferred Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Acquiror or any agreement to which Acquiror is a party or by which it is bound. There are 6,742,399 shares of Common Stock reserved for issuance under the Acquiror 1999 Stock Option/Stock Issuance Plan (the "Acquiror Option Plan"), of which 4,744,191 shares were subject to outstanding options and 379,652 shares were reserved for future option grants. There are 25,000 shares of Common Stock, 5,084 shares of Series B Preferred Stock, 50,962 shares of Series C Preferred Stock and 636,768 shares of Series D Preferred Stock reserved for issuance upon the exercise of outstanding Acquiror Warrants, and the Acquiror Warrants are held in the amounts and by the persons set forth in the Acquiror Disclosure Schedule. Acquiror has delivered to Target true and complete copies of each warrant and warrant agreement evidencing each Acquiror Warrant and each form of agreement or stock option plan evidencing each Acquiror Option. Except for the rights created pursuant to this Agreement and the rights disclosed in the preceding three sentences, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror is a party or by which it is bound, obligating Acquiror to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Acquiror Capital Stock or obligating Acquiror to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Common Stock issuable upon conversion of the Preferred Stock or upon exercise of the options described in this Section 3.5, and all shares of Acquiror Capital Stock issuable upon exercise of warrants described in this Section 3.5, will be, when issued pursuant to the respective terms of such Preferred Stock, options or warrants, duly authorized, validly issued, fully paid and nonassessable. Except as described above, there are no other contracts, commitments or agreements relating to voting, purchase or sale of Acquiror Capital Stock (a) to which Acquiror is a party, and (b) to Acquiror's knowledge, between or among any of Acquiror's stockholders. All shares of outstanding Acquiror Common Stock and Acquiror Preferred Stock and rights to acquire Acquiror Capital Stock were issued in compliance with all applicable federal and state securities laws.

            (b)   On the Closing Date, the authorized capital stock of Acquiror shall consist of (i) 60,000,000 shares of Acquiror Common Stock, of which there shall be designated 51,170,000 shares of Acquiror Series P Common Stock, 3,802,600 shares of Acquiror Series Q Common Stock, 1,930,800 shares of Acquiror Series R Common Stock, and 3,096,600 shares of Acquiror Series S Common Stock, of which there shall be issued and outstanding 13,891,630 shares of Series P Common Stock, and (ii) 15,000,000 shares of Acquiror Preferred Stock, of which there shall be designated 9,000,000 shares of Series A Convertible Preferred Stock, and 3,300,000 shares of Series B Convertible Preferred Stock, of which there shall be issued and outstanding, 8,625,622 shares of Series A Convertible Preferred Stock, convertible into 8,625,622 shares of Series P Common Stock, and no shares of Series B Convertible Preferred Stock outstanding. On the Closing Date, the rights, preferences and privileges of the Acquiror Common Stock and Acquiror Preferred Stock shall be are as set forth in the Amended and Restated Certificate of Incorporation of Acquiror in substantially the form attached hereto as Exhibit H (the "Restated Certificate") with such additional changes and/or modifications as the Acquiror and the Target may agree in writing. On the Closing Date, all outstanding shares of Acquiror Common Stock and Acquiror Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Acquiror or any agreement to which Acquiror is a party or by which it is bound. As of the Closing Date, there are 6,742,399 shares of Common Stock reserved for issuance under the Acquiror Option Plan, of which 4,744,191 shares were subject to outstanding options and 379,652 shares were reserved for future option grants. As of the Closing Date, there shall be (i) 364,966 shares of Series P Common Stock and (ii) 352,848 shares of Series A Convertible Preferred Stock, reserved for issuance upon the exercise of outstanding Acquiror Warrants, and the Acquiror Warrants are held in the amounts and by the persons set forth in the Acquiror Disclosure Schedule. Except for the rights created pursuant to this Agreement and the rights disclosed in the preceding three sentences, on the Closing Date there shall be no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror is a party or by which it is bound, obligating Acquiror to issue, deliver, sell, repurchase or redeem or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Acquiror Capital Stock or obligating Acquiror to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. All shares of Common Stock issuable upon conversion of the Preferred Stock or upon exercise of the options described in this Section 5.5, and all shares of Series P Preferred Stock issuable upon exercise of warrants described in this Section 5.5, will be, when issued pursuant to the respective terms of such Preferred Stock, options or warrants, duly authorized, validly issued, fully paid and nonassessable. Except as described above, on the Closing Date there shall be no other contracts, commitments or agreements relating to voting, purchase or sale of Acquiror Capital Stock (a) to which Acquiror is a party, and (b) to Acquiror's knowledge, between or among any of Acquiror's stockholders. All shares of outstanding Acquiror Common Stock and Acquiror Preferred Stock and rights to acquire Acquiror Capital Stock were issued in compliance with all applicable federal and state securities laws.

          5.6    Absence of Certain Changes.    Except as set forth on Schedule 5.6, since November 30, 2006 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Acquiror; (b) any acquisition, sale or transfer of any material asset of Acquiror other than in the ordinary course of business and consistent with past practice; (c) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any revaluation by Acquiror of any of its assets; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its shares of capital stock; (e) any Material Contract entered into by Acquiror, other than in the ordinary course of business and as provided to Acquiror, or any material amendment or termination of, or default under, any Material Contract (as defined in Section 5.14) to which Acquiror is a party or by which it is bound; (f) any amendment or change to the Certificate of Incorporation or Bylaws of Acquiror; (g) any increase in or modification of the compensation or benefits payable or to become payable by Acquiror to any of its directors, executive officers, or, other than in the ordinary course of business, employees; or (h) any negotiation or agreement by Acquiror to do any of the things described in the preceding clauses (a) through (g) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement). At the Effective Time, there will be no accrued but unpaid dividends on shares of Acquiror's capital stock.

          5.7    Absence of Undisclosed Liabilities.    Acquiror has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (a) those set forth or adequately provided for in the balance sheet of Acquiror as of the Acquiror Balance Sheet Date (the "Acquiror Balance Sheet"); (b) those incurred in the ordinary course of business and not required to be set forth in the Acquiror Balance Sheet under generally accepted accounting principles; (c) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice; and (d) those incurred in connection with the transactions contemplated by this Agreement.

          5.8    Litigation.    There is no private or governmental action, suit, proceeding, contest, claim, arbitration or investigation pending before any Governmental Entity, foreign or domestic, or, to the knowledge of Acquiror, threatened against Acquiror or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror, or, to the knowledge of Acquiror, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on Acquiror. All litigation to which Acquiror is a party (or, to the knowledge of Acquiror, threatened to become a party) is described in Section 5.8 of the Acquiror Disclosure Schedule.

          5.9    Restrictions on Business Activities.    There is no agreement, judgment, injunction, order or decree binding upon Acquiror that has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Acquiror, any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as proposed to be conducted by Acquiror.

          5.10    Intellectual Property.

            (a)   Acquiror (i) exclusively owns and has good and marketable title to, right and interest in, or (ii) possesses legally enforceable rights to use, all Intellectual Property used or currently proposed to be used in the business of Acquiror as currently conducted or as proposed to be conducted by Acquiror. The Intellectual Property owned by and/or licensed to Acquiror collectively constitutes all of the Intellectual Property necessary to enable Acquiror to conduct its business as such business is currently being conducted. Except as set forth in Schedule 5.10(a), no current or former officer, director, stockholder, employee, consultant or independent contractor has asserted any right, claim or interest in or with respect to any Acquiror Intellectual Property (as defined in Section 5.10(b) below).

            (b)   With respect to each item of Intellectual Property incorporated into any product of Acquiror or otherwise used in the business of Acquiror (except "off the shelf" or other software available through regular commercial distribution channels at an annual cost not exceeding $10,000 on standard terms and conditions, as modified for Acquiror's operations) ("Acquiror Intellectual Property"), Section 5.10 of the Acquiror Disclosure Schedule lists:

              (i)    all Issued Patents and Patent Applications, all registered Trademarks, and pending trademark registrations and all registered Copyrights, including the jurisdictions in which each such Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed; and

              (ii)   the following agreements relating to each of the products of Acquiror which are currently or have been in the past, sold or licensed by Acquiror to third parties (the

      "Acquiror Products") or other Acquiror Intellectual Property owned by Acquiror: all (A) agreements granting any right to distribute or sublicense a Acquiror Product on any exclusive basis; (B) any exclusive licenses of Acquiror Intellectual Property to or from Acquiror; (C) 50 largest current customer agreements based on amount of firm commitment to Acquiror plus top two usage based customer contracts which, combined with American Cancer Society, represents more than 50% of total usage revenue for the preceding twelve month period; (D) joint development agreements; (E) any agreement by which Acquiror grants to a third party any ownership right to any Acquiror Intellectual Property owned by Acquiror; (F) any court or arbitrator's order relating to the Acquiror Intellectual Property owned by Acquiror; (G) any option relating to any Acquiror Intellectual Property owned by Acquiror; and (H) agreements pursuant to which any party is granted any rights to access source code or to use source code to create derivative works of Acquiror Products.

            (c)   Section 5.10 of the Acquiror Disclosure Schedule contains an accurate list as of the date of this Agreement of all licenses, sublicenses and other agreements to which Acquiror is a party and pursuant to which Acquiror is authorized to use any Intellectual Property owned by any third party, excluding "off the shelf" or other software widely available through commercial distribution channels at a cost not exceeding $10,000 annually on standard terms and conditions, as adjusted for Acquiror's business purposes ("Third Party Intellectual Property").

            (d)   To Acquiror's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Acquiror Intellectual Property, including any Third Party Intellectual Property utilized in one or more Acquiror Products, by any third party, including any employee or former employee of Acquiror. Acquiror has not entered into any agreement to indemnify any other person against any charge of infringement of any Acquiror Intellectual Property, other than indemnification provisions contained in standard sales or agreements to end users arising in the ordinary course of business, the forms of which have been delivered to Acquiror or its counsel. There are no royalties, fees or other payments payable by Acquiror to any Person by reason of the ownership, use, sale or disposition of the Acquiror Intellectual Property, other than Intellectual Property licensed from third parties.

            (e)   Acquiror is not currently, or has been in the past, in breach of any license, sublicense or other agreement relating to the Acquiror Intellectual Property or Third Party Intellectual Property. Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the Merger or any of the transactions contemplated by this Agreement will contravene, conflict with or result in any limitation on the Acquiror's right to own or use any Acquiror Intellectual Property, including any Third Party Intellectual Property.

            (f)    All Patents, registered Trademarks and registered Copyrights held by Acquiror are valid and subsisting (excluding pending applications therefore). All maintenance and annual fees have been fully paid and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. To the knowledge of Acquiror, Acquiror is not infringing, misappropriating or making unlawful use of, or has received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of any proprietary asset owned or used by any third party. There is no proceeding pending or threatened, nor has any claim or demand been made that challenges the legality, validity, enforceability, licensing or ownership of any item of Acquiror Intellectual Property or alleges a claim of infringement of any Patents, Copyrights or Trademarks, or violation of any trade secret or other proprietary right of any third party. Acquiror has not brought a proceeding alleging infringement of Acquiror Intellectual Property owned by or licensed to Acquiror or breach of any license or agreement involving Intellectual Property against any third party.

            (g)   Except as set forth in Schedule 5.10(g), all current and former officers and employees of Acquiror have executed and delivered to Acquiror an agreement (containing no exceptions or exclusions from the scope of its coverage relating to Acquiror Intellectual Property) regarding the protection of proprietary information and the assignment to Acquiror of any Intellectual Property arising from services performed for Acquiror by such persons, the form of which has been supplied to Acquiror. All current and former consultants and independent contractors to Acquiror involved in the development, modification, marketing and servicing of any Acquiror Products or Acquiror Intellectual Property have executed and delivered to Acquiror an agreement in the form provided to Acquiror or its counsel (containing no exceptions or exclusions from the scope of its coverage relating to Acquiror Intellectual Property) regarding the protection of proprietary information and the assignment or license to Acquiror of any Intellectual Property arising from services performed for Acquiror by such persons. To the knowledge of Acquiror, no employee or independent contractor of Acquiror is in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee or independent contractor with Acquiror. Except as set forth in Schedule 5.10(g), no current or former officer, director, stockholder, employee, consultant or independent contractor has any right, claim or interest in or with respect to any Acquiror Intellectual Property.

            (h)   Acquiror has taken commercially reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of all Acquiror Intellectual Property (except such Acquiror Intellectual Property whose value would not be materially impaired by public disclosure and excluding any issued Patents) and otherwise to maintain and protect the full value of all Acquiror Intellectual Property. All use or disclosure to a third party of Acquiror Intellectual Property owned by Acquiror and which constitutes a trade secret under applicable law ("Confidential Information") has been pursuant to the terms of a written agreement between Acquiror and such third party or otherwise protected by a legally recognized relationship of confidentiality. All use, disclosure or appropriation by Acquiror of Confidential Information not owned by Acquiror has been pursuant to the terms of a written agreement between Acquiror and the owner of such Confidential Information, or, to the knowledge of Acquiror, is otherwise lawful.

            (i)    No product liability claims have been communicated in writing to or, to Acquiror's knowledge, threatened against Acquiror.

            (j)    A complete list of each of the Acquiror Products and Acquiror's proprietary software ("Acquiror Software") is set forth in Section 5.10 of the Acquiror Disclosure Schedule. The Acquiror Software and Acquiror Products conform in all material respects with any warranty provided with respect thereto to Acquiror's customers by or on behalf of Acquiror.

            (k)   Acquiror is not subject to any proceeding or outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer or licensing of any Acquiror Intellectual Property by Acquiror, or which may affect the validity, use or enforceability of such Acquiror Intellectual Property. Acquiror is not subject to any agreement that restricts in any material respect the use, transfer, delivery or licensing by Acquiror of the Acquiror Intellectual Property owned by Acquiror or Acquiror Products, excepting Third Party Intellectual Property.

            (l)    Except as set forth in Schedule 5.10(l), no Public Software (as defined below) forms part of any Acquiror Product, services provided by Acquiror ("Acquiror Service") or Acquiror Intellectual Property, and no Public Software was or is used in connection with the development of any Acquiror Product, Acquiror Service or Acquiror Intellectual Property or is incorporated into, in whole or in part, or has been distributed with, in whole or in part, any Acquiror Product, Acquiror Service or Acquiror Intellectual Property. As used in this

    Section 5.10(l), "Public Software" means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software (as defined by the Free Software Foundation), open source software (e.g., Linux or software distributed under any license approved by the Open Source Initiative as set forth www.opensource.org) or similar licensing or distribution models which requires the distribution of source code to licensees, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU's General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; or (viii) the Apache License.

          5.11    Interested Party Transactions.    Acquiror is not indebted to any director, officer, employee or agent of Acquiror (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Acquiror. There have been no transactions during the two-year period ending on the date hereof that would require disclosure if Acquiror were subject to disclosure under Item 404 of Regulation S-K under the Securities Act.

          5.12    Minute Books.    Except as set forth Schedule 5.12, the minute book of Acquiror contains a materially complete and accurate record of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Acquiror through the date of this Agreement.

          5.13    Material Contracts.    All of Acquiror's Material Contracts (as defined in this Section 5.13 below) are listed in Section 5.13 of the Acquiror Disclosure Schedule. With respect to each Material Contract: (a) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to Acquiror, and, to Acquiror's knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and except as the availability of equitable remedies may be limited by general principles of equity; and (b) neither Acquiror nor, to Acquiror's knowledge, any other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default by Acquiror or, to Acquiror's knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract, subject to such exceptions as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as set forth on Schedule 5.13, no consent of any third party to any Material Contract is required in connection with entering into this Agreement and to consummate the transactions contemplated hereby. Acquiror is not a party to any oral contract, agreement or other arrangement. For purposes of this Section 5, "Material Contract" means any contract, agreement or commitment to which Acquiror is a party (a) with the 50 largest current customers based on amount of firm commitment to Acquiror plus top two usage based customer contracts which, combined with American Cancer Society, represents more than 50% of total usage revenue for the preceding twelve month period; (b) expenditures in excess of $100,000 per annum, excluding employment agreements; (c) required to be listed pursuant to Section 5.10(c) or Section 5.10(d); (d) granting any exclusive rights to any party; (e) evidencing indebtedness for borrowed or loaned money of $100,000 or more, including guarantees of such indebtedness; or (f) that could reasonably be expected to have a Material Adverse Effect on Acquiror if breached by Acquiror in such a manner as would (I) permit any other party to cancel or terminate the same (with or without notice of passage of time); (II) provide a basis for any other party to claim money damages (either individually or in the aggregate with all other such claims under that contract) from Acquiror; or (III) give rise to a right of acceleration of any material obligation or loss of any material benefit under such Material Contract.

          5.14    Accounts Receivable.    Except as set forth on Schedule 5.14, subject to any reserves set forth therein, the accounts receivable shown on the Acquiror Financial Statements are valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practices in each case with persons other than affiliates, are not subject to any prior assignment, lien or security interest, and to Acquiror's knowledge are not subject to valid defenses, set-offs or counter claims. The accounts receivable are collectible in accordance with their terms at their recorded amounts, subject only to the reserve for doubtful accounts on the Acquiror Financial Statements.

          5.15    Customers and Suppliers.    As of the date hereof, no customer that individually accounted for more than one percent (1%) of Acquiror's gross revenues during the 12-month period preceding the date hereof and no supplier of Acquiror that individually accounted for more than one percent (1%) of Acquiror's purchases during the 12-month period preceding the date hereof has canceled or otherwise terminated, or made any written threat to Acquiror to cancel or otherwise terminate its relationship with Acquiror or has at any time on or after the Acquiror Balance Sheet Date, decreased materially its services or supplies to Acquiror in the case of any such supplier, or its usage of the services or products of Acquiror in the case of such customer, and to Acquiror's knowledge no such supplier or customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with Acquiror or to decrease materially its services or supplies to Acquiror or its usage of the services or products of Acquiror, as the case may be. Acquiror has not knowingly breached, so as to provide a benefit to Acquiror that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Acquiror.

          5.16    Employees and Consultants.    Section 5.16 of the Acquiror Disclosure Schedule or a letter delivered to Target by Acquiror contains a list of the names of all employees (including without limitation part-time employees and temporary employees), together with their respective salaries or wages, dates of employment and positions.

          5.17    Title to Property.    Acquiror has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Acquiror Balance Sheet or acquired after the Acquiror Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Acquiror Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests therein, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (a) the lien of current taxes not yet due and payable; (b) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties; (c) liens securing debt that is reflected on the Acquiror Balance Sheet; and (d) such other mortgages, liens, pledges, charges or encumbrances as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. The plants, property and equipment of Acquiror that are used in the operations of Acquiror's business are in all material respects in good operating condition and repair, subject to normal wear and tear. All properties used in the operations of Acquiror are reflected in the Acquiror Balance Sheet to the extent required by generally accepted accounting principles. All leases to which Acquiror is a party are in full force and effect and are valid, binding and enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally; and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such leases have been provided to Acquiror. Acquiror owns no real property.

          5.18    Environmental Matters.    Acquiror is and has been in compliance with all Environmental Laws relating to the properties or facilities used, leased or occupied by Acquiror at any time

  (collectively, "Acquiror's Facilities;" such properties or facilities currently used, leased or occupied by Acquiror are defined herein as "Acquiror's Current Facilities"), and no discharge, emission, release, leak or spill of Hazardous Materials has occurred at any of Acquiror's Facilities that may or will give rise to liability of Acquiror under Environmental Laws except for any non-compliance or occurrence that, individually or in the aggregate, would not be reasonably expected to have a material Adverse Effect on Acquiror. To Acquiror's knowledge, there are no Hazardous Materials (including without limitation asbestos) present in the surface waters, structures, groundwaters or soils of or beneath any of Acquiror's Current Facilities. To Acquiror's knowledge, there neither are nor have been any aboveground or underground storage tanks for Hazardous Materials at Acquiror's Current Facilities. To Acquiror's knowledge, no Acquiror employee or other person has claimed that Acquiror is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Material. No civil, criminal or administrative action, proceeding or investigation is pending against Acquiror, or, to Acquiror's knowledge, threatened against Acquiror, with respect to Hazardous Materials or Environmental Laws; and Acquiror is not aware of any facts or circumstances that could form the basis for assertion of a claim against Acquiror or that could form the basis for liability of Acquiror, regarding Hazardous Materials or regarding actual or potential noncompliance with Environmental Laws.

          5.19    Taxes.

            (a)   Acquiror has prepared and timely filed all Tax Returns required to be filed by Acquiror. Such Tax Returns were true and correct in all material respects and were completed in accordance with applicable law. Acquiror has paid all Taxes required to have been paid, regardless of whether or not shown to have been payable on such Tax Returns. Acquiror has withheld, collected and paid over to the appropriate taxing authority all Taxes required to have been withheld, collected and paid over to any taxing authority;

            (b)   Acquiror, as of the Effective Time, (i) will have timely filed all Tax Returns required to be filed by Acquiror between the date of this Agreement and the Effective Time and such Tax Returns will have been completed in accordance with applicable law and will be true and correct in all material respects, (ii) will have paid all Taxes required to have been paid by Acquiror on or before the Effective Time, and (iii) will have withheld, collected and paid over to any taxing authority all Taxes required to be withheld, collected and paid over to any taxing authority on or before the Effective Time;

            (c)   There is no Tax deficiency outstanding or assessed against Acquiror that is not reflected as a liability on the Acquiror Balance Sheet. With respect to any current or pending audit, Acquiror has not received any written correspondence from any taxing authority indicating that the taxing authority is currently threatening a Tax assessment. Acquiror has not executed any agreements or waivers extending any statute of limitations on or extending the period for the assessment or collection of any Tax;

            (d)   Acquiror has no liabilities for unpaid Taxes that have not been accrued for or reserved on the Acquiror Balance Sheet, to the extent required to have been accrued for or reserved by U.S. generally accepted accounting principles, excluding for the purpose of comparing unpaid Taxes to such reserves, any reserve for deferred Taxes established to reflect timing differences between financial accounting income and Tax income;

            (e)   Acquiror is not a party to any tax-sharing agreement;

            (f)    No audit of the Acquiror's Tax Returns by a taxing authority is currently in process or pending, or threatened in writing against Acquiror;

            (g)   Acquiror has never been a member of an "affiliated group" of corporations filing a consolidated U.S. federal income tax return. Acquiror does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6. Acquiror does not have any liability for the Taxes of any Person as a successor or transferee;

            (h)   Acquiror has made available to Target copies of all Tax Returns filed for the past five (5) years;

            (i)    Acquiror has not filed any consent agreement under former Section 341(f) of the Code or agreed to have former Section 341(f)(4) apply to any disposition of assets owned by Acquiror;

            (j)    Acquiror has not been at any time a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code;

            (k)   Acquiror is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Acquiror that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G of the Code by Acquiror as an expense under applicable law;

            (l)    Acquiror has not engaged in a "reportable transaction" as defined in Treasury Regulation Section 1.6011-4, or any transaction that is the same as, or substantially similar to, any "listed transactions" as defined in Treasury Regulation Section 1.6011-4(b)(2);

            (m)  No written claim has ever been made by a taxing authority in a jurisdiction where Acquiror does not file Tax Returns that Acquiror is, or may be, subject to taxation by that jurisdiction; and

            (n)   Acquiror does not own shares of any controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code). Acquiror does not own any interest in any entity that is intended to be characterized as a partnership for U.S. federal income Tax purposes.

          5.20    Employee Benefit Plans.

            (a)   Acquiror has provided complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, fringe benefits, cafeteria benefits or other benefits, whether written or unwritten, including without limitation each "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is or has been sponsored, maintained, contributed to, or required to be contributed to by Acquiror and, with respect to any such plans which are subject to Code Section 401(a), any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Acquiror within the meaning of Section 414(b), (c), (m) or (o) of the Code, (an "ERISA Affiliate") for the benefit of any person who performs or who has performed services for Acquiror or with respect to which Acquiror or any ERISA Affiliate has or may have any liability (including without limitation contingent liability) or obligation (collectively, the "Acquiror Employee Plans").

            (b)   Documents.    Acquiror has furnished to Target true and complete copies of documents embodying each of the Acquiror Employee Plans and related plan documents, including without limitation trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements and summary plan descriptions.

            (c)   Compliance.    To the knowledge of Acquiror (i) each Acquiror Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; and Acquiror and each ERISA Affiliate have performed all material obligations required to be performed by them under, are not in material respect in default under or violation of and have no knowledge of any material default or violation by any other party to, any of the Acquiror Employee Plans; (ii) any Acquiror Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; (iii) none of the Acquiror Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (iv) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Acquiror Employee Plan; (v) none of Acquiror or any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Acquiror Employee Plan; (vi) all contributions required to be made by Acquiror or any ERISA Affiliate to any Acquiror Employee Plan have been paid or accrued; (vii) with respect to each Acquiror Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (viii) each Acquiror Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Acquiror Employee Plan; (ix) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Acquiror is threatened, against or with respect to any such Acquiror Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor; and (x) there has been no amendment to, written interpretation or announcement by Acquiror or any ERISA Affiliate that would materially increase the expense of maintaining any Acquiror Employee Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Acquiror Financial Statements.

            (d)   No Title IV or Multiemployer Plan.    Neither Acquiror nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including without limitation any contingent liability) under any "multiemployer plan" (as defined in Section 3(37) of ERISA) or to any "pension plan" (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. None of Acquiror or any ERISA Affiliate has any actual or potential withdrawal liability (including without limitation any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

            (e)   COBRA, FMLA, HIPAA, Cancer Rights.    With respect to each Acquiror Employee Plan, Acquiror has, to its knowledge, complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations thereunder or any state law governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health

    Insurance Portability and Accountability Act of 1996 ("HIPAA"); and (iv) the applicable requirements of the Cancer Rights Act of 1998, except to the extent that such failure to comply could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror. Acquiror has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state law governing health care coverage extension or continuation.

          5.21    Employee Matters.    To the knowledge of Acquiror, Acquiror is in compliance with all currently applicable laws and regulations respecting terms and conditions of employment, including without limitation applicant and employee background checking, immigration laws, discrimination laws, verification of employment eligibility, employee leave laws, classification of workers as employees and independent contractors, wage and hour laws, and occupational safety and health laws, except for such noncompliance that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There are no proceedings pending or, to Acquiror's knowledge, reasonably expected or threatened, between Acquiror, on the one hand, and any or all of its current or former employees, on the other hand, which proceedings could reasonably be expected to have, a Material Adverse Effect on Acquiror, including without limitation any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortious conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage. There are no claims pending, or, to Acquiror's knowledge, reasonably expected or threatened, against Acquiror under any workers' compensation or long-term disability plan or policy. Acquiror has no material unsatisfied obligations to any employees, former employees, or qualified beneficiaries pursuant to COBRA, HIPAA, or any state law governing health care coverage extension or continuation. Acquiror is not a party to any collective bargaining agreement or other labor union contract, nor does Acquiror know of any activities or proceedings of any labor union to organize its employees. Acquiror has provided all employees with all wages, benefits, relocation benefits, stock options, bonuses and incentives, and all other compensation that became due and payable through the date of this Agreement.

          5.22    Insurance.    Acquiror has policies of insurance and bonds that are of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Acquiror. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Acquiror is otherwise in compliance in all material respects with the terms of such policies and bonds. Acquiror has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

          5.23    Compliance With Laws.    Acquiror has complied with, is not in violation of and has not received any notices of violation with respect to, any federal state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not reasonably be expected to have a Material Adverse Effect on Acquiror.

          5.24    Brokers' and Finders' Fee.    Acquiror has not engaged any broker, finder or investment banker in connection with the Merger, this Agreement or any transaction contemplated hereby.

          5.25    Privacy Policies and Web Site Terms and Conditions.

            (a)   For purposes of this Section 5.26:

              (i)    "Acquiror Sites" means all of Acquiror's public sites on the World Wide Web excluding sites published by Acquiror's products for Acquiror's customers.

              (ii)   "Privacy Statements" means, collectively, any and all of Acquiror's privacy policies published on the Acquiror Sites or otherwise made available by Acquiror regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors of any of the Acquiror Sites ("Individuals"); and

              (iii)  "Terms and Conditions" means any and all of the visitor terms and conditions published on the Acquiror Sites governing Individuals' use of and access to the Acquiror Sites.

            (b)   A Privacy Statement is posted and is accessible to Individuals at all times on each Acquiror Site. Acquiror maintains a hypertext link to a Privacy Statement from the homepage of each Acquiror Site, and Acquiror uses its reasonable efforts to include a hypertext link to a Privacy Statement from every page of the Acquiror Sites on which personal information is collected from Individuals.

            (c)   The Privacy Statements include, at a minimum, accurate notice to Individuals about Acquiror's collection, retention, use and disclosure policies and practices with respect to Individuals' personal information.

            (d)   Acquiror complies with the Privacy Statements as applicable to any given set of personal information collected by Acquiror from Individuals. Acquiror has adequate technological and procedural measures in place to protect personal information collected from Individuals consistent with the Privacy Statements. Acquiror does not knowingly collect information from or target children under the age of thirteen. Acquiror does not sell, rent or otherwise make available to third parties any personal information submitted by Individuals.

            (e)   The current versions of the Privacy Statements have been made available to Target, Acquiror has not entered into any executory agreement which seeks to constrain Acquiror's use and/or distribution of personal information collected by Acquiror greater than the constraints contained in the Privacy Statements and by applicable laws and regulations.

            (f)    Acquiror is not a party to any Material Contract (besides the Privacy Statements), or is subject to any other obligation (besides the Privacy Statements) that, following the Effective Time, would prevent Acquiror and/or its affiliates from using the information governed by the Privacy Statements in a manner consistent with applicable privacy laws and industry standards regarding the disclosure and use of information. Acquiror has not received notification of any unresolved claims or controversies regarding the Privacy Statements or the implementation thereof or of any of the foregoing.

            (g)   The Terms and Conditions are posted and are accessible to Individuals at all times on the homepage of the Acquiror Site. Acquiror has not received notification of any unresolved claims or controversies regarding the Terms and Conditions or the implementation thereof.

          5.26    Issuance of Shares.    The issuance and delivery of the Acquiror Capital Stock as Merger Consideration in accordance with this Agreement shall be, at or prior to the Effective Time, duly authorized by all necessary corporate action on the part of Acquiror, and, when issued at the Effective Time as contemplated hereby, such shares of Acquiror Capital Stock will be duly and validly issued, fully paid and nonassessable. Such Acquiror Capital Stock, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all liens and encumbrances and adverse claims from third parties, other than restrictions on transfer created by applicable securities laws and will not have been issued in violation of their respective properties or any preemptive rights or rights of first refusal or similar rights.

          5.27    Reorganization.    Neither Acquiror nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code. Acquiror does not have any knowledge of any fact or circumstance that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. Acquiror, however, makes no representations or warranties to Target or to any Target stockholder or other holder of shares of Target capital stock or Target Warrants regarding the Tax treatment of the Merger, whether the Merger will qualify as a plan of reorganization under the Code, or any of the Tax consequences to any Target stockholder or other holder of shares of Target capital stock or Target Warrants of this Agreement, the Merger or any of the other transactions or agreements contemplated by this Agreement, and Target and the Stockholders' Agent acknowledge, however, that Target, the Target stockholders and holders of Target Warrants are relying on their own Tax advisors for Tax advice in connection with this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement.

          5.28    Representations Complete.    None of the representations or warranties made by Acquiror herein or in any Schedule or Exhibit hereto, including the Acquiror Disclosure Schedule, or certificate furnished by Acquiror pursuant to this Agreement or any written statement furnished to Acquiror pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contain, or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

        6.    Conduct Prior to the Effective Time.

          6.1    Conduct of Target Business.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target agrees (except to the extent expressly contemplated by this Agreement, as consented to in writing by Acquiror or set forth on Schedule 6.1 hereto): (a) to carry on its business in the usual regular and ordinary course in substantially the same manner as heretofore conducted; (b) to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes; (c) to pay or perform other material obligations when due; and (d) to use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Target agrees to promptly notify Acquiror of (a) any material event or occurrence not in the ordinary course of Target's business, and of any event which would reasonably be expected to have a Material Adverse Effect on Target; and (b) any change in its capitalization as set forth in Section 3.5. Without limiting the foregoing, except as expressly contemplated by this Agreement or the Target Disclosure Schedule, Target shall not do, cause or permit any of the following, without the prior written consent of Acquiror:

            (a)   Charter Documents.    Cause or permit any amendments to its Certificate of Incorporation or Bylaws except as necessary to effect the transactions contemplated by this Agreement;

            (b)   Dividends; Changes in Capital Stock.    Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

            (c)   Stock Option Plans, Etc.    Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans except in accordance with agreements outstanding on the date hereof for such employees, directors and consultants or authorize cash payments in exchange for any options or other rights granted under any of such plans;

            (d)   Issuance of Securities.    Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefore outstanding as of the date of this Agreement;

            (e)   Intellectual Property.    Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

            (f)    Exclusive Rights.    Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of Target Products or Target Intellectual Property;

            (g)   Dispositions.    Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to its business, taken as a whole, other than in the ordinary course of business consistent with past practice;

            (h)   Indebtedness.    Incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guaranty any debt securities of others, in excess of $50,000 in the aggregate;

            (i)    Agreements.    Except in the ordinary course of business consistent with past practices, enter into, terminate or amend, in a manner that will adversely affect the business of Target, (i) any agreement involving the obligation to pay or the right to receive $10,000 or more, (ii) any agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property rights or rights to market or sell Target Products or (iii) any other agreement material to the business or prospects of Target or that is or would be a Material Contract;

            (j)    Payment of Obligations.    Pay, discharge or satisfy, in an amount in excess of $50,000 in the aggregate, any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements;

            (k)   Capital Expenditures.    Make any capital expenditures, capital additions or capital improvements, in excess of $50,000 in the aggregate;

            (l)    Insurance.    Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

            (m)  Termination or Waiver.    Terminate or waive any right of substantial value, other than in the ordinary course of business;

            (n)   Employee Benefit Plans; New Hires; Pay Increases.    Amend any Target Employee Plan or adopt any plan that would constitute a Target Employee Plan except in order to comply with applicable laws or regulations, or hire any new officer-level employee, pay any special bonus, special remuneration or special noncash benefit to any officer-level employee (except payments and benefits made pursuant to written agreements outstanding on the date hereof), or, other than in the ordinary course of business consistent with past practices, increase the benefits, salaries or wage rates of its employees;

            (o)   Severance Arrangements.    Grant or pay any severance or termination pay or benefits (i) to any director or officer or (ii) except for payments made pursuant to written agreements outstanding on the date hereof and disclosed on the Target Disclosure Schedule, to any other employee;

            (p)   Lawsuits.    Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where Target in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Target's business, provided that it consults with Acquiror prior to the filing of such a suit or (iii) for a breach of this Agreement;

            (q)   Acquisitions.    Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business, taken as a whole;

            (r)   Taxes.    Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material amendment to a material tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes if any such action would have the effect of materially increasing the Tax liability of the Surviving Corporation for any period ending after the Closing Date; provided, however, that nothing in this Section 6.1 or otherwise shall preclude the Target from filing any Tax Returns required to be filed by it;

            (s)   Revaluation.    Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in generally accepted accounting principles; or

            (t)    Other.    Take or agree in writing or otherwise to take, any of the actions described in Sections 6.1(a) through (s) above, or any action that would cause a material breach of its representations or warranties contained in this Agreement or prevent it from materially performing or cause it not to materially perform its covenants hereunder.

          6.2    Conduct of Acquiror Business.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Acquiror agrees (except to the extent expressly contemplated by this Agreement, as consented to in writing by Target or as necessary to effect the recapitalization of Acquiror in anticipation of the Closing): (a) to carry on its business in the usual regular and ordinary course in substantially the same manner as heretofore conducted; (b) to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes; (c) to pay or perform other material obligations when due; and (d) to use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Acquiror agrees to promptly notify Target of (a) any material event or occurrence not in the ordinary course of Acquiror's business, and of any event which would reasonably be expected to have a Material Adverse Effect on Acquiror; and (b) any change in its capitalization as set forth in Section 5.5.

          6.3    No Solicitation.

            (a)   Except as set forth below, from and after the date of this Agreement until the Effective Time, no party shall, directly or indirectly through any officer, director, employee, representative or agent of such party or otherwise: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of all or substantially all assets, sale of shares of capital stock or similar transactions other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals an "Acquisition Proposal"); (ii) engage or participate in negotiations or external discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any Acquisition Proposal. Target represents and warrants that it has the legal right to terminate any pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.

            (b)   Notwithstanding the foregoing to the contrary, prior to receipt by a party, in accordance with Delaware Law, of affirmative votes or written consents from such party's stockholders holding a sufficient number of Target Capital Stock or Acquiror Capital Stock, as the case may be, to adopt this Agreement and approve the Merger provided for herein, such party's Board of Directors may take the foregoing actions described in this Section 6.3, if, upon receipt of an unsolicited Acquisition Proposal, they have been advised in an opinion of reputable legal counsel that such actions are required to discharge such party's directors' fiduciary duties under applicable Delaware Law and such party's Board of Directors concludes in good faith that an Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below).

            (c)   Notwithstanding anything to the contrary set forth in this Agreement, Acquiror shall have the right and option, exercisable by Acquiror by delivery of its written notice to Target on or before the fifth (5th) business day following Acquiror's receipt of written notice from Target of the determination by its Board of Directors that an Acquisition Proposal constitutes a Superior Proposal, to match the terms and conditions of the Superior Proposal and to effect the acquisition of Target and/or the other transactions proposed in the Superior Proposal on terms and subject to the conditions set forth in the Superior Proposal. No modifications or amendments may be made to any Superior Proposal after notice has been given to Acquiror of the existence of such Superior Proposal without affording to Acquiror the right and option, upon terms and in accordance with the conditions set forth above in this Section 6.3, to effect a transaction upon the terms of such Superior Proposal, as modified.

            (d)   "Superior Proposal" means a bona fide written proposal for a competing transaction which the Board of Directors of the subject party concludes in good faith, after consultation with its legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (i) is more favorable to the party's stockholders, from a financial point of view, than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required Governmental Entity approvals, waivers, consents necessary for the consummation of such transaction on a timely basis and otherwise reasonably capable of being completed on the terms proposed.

            (e)   Each party shall notify the other party immediately (and no later than 24 hours) after receipt by such party (or its advisors) of (i) any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of Target by any person or entity that informs Target that it is considering making, or has made, an Acquisition Proposal, and (ii) upon determination of such party's Board of Directors that any such Acquisition Proposal constitutes a Superior Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

        7.    Additional Agreements.

          7.1    Preparation of Solicitation Statement.

            (a)   As soon as practicable after the execution of this Agreement, Target shall prepare, with the cooperation of Acquiror, a solicitation statement for the solicitation of approval of the stockholders of Target describing this Agreement, the Certificate of Merger and the transactions contemplated hereby and thereby. Acquiror shall provide such information about Acquiror as Target shall reasonably request. The information supplied by Target for inclusion in the solicitation statement to be sent to the stockholders of Target shall not, on the date the solicitation statement is first mailed to Target's stockholders or at the Effective Time, contain any statement that, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication that has become false or misleading. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub that is contained in any of the foregoing documents. The information supplied by Acquiror or Merger Sub for inclusion in the solicitation statement shall not, on the date the solicitation statement is first mailed to Target's stockholders or at the Effective Time, contain any statement that, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication that has become false or misleading. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Target that is contained in any of the foregoing documents.

            (b)   The solicitation statement shall constitute a disclosure document for the offer and issuance of shares of Acquiror Capital Stock to be received by the holders of Target Capital Stock in the Merger. Acquiror and Target shall each use reasonable commercial efforts to cause the solicitation statement to comply with applicable federal and state securities laws requirements. Each of Acquiror and Target agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the solicitation statement or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the solicitation statement. Target will promptly advise Acquiror, and Acquiror will promptly advise Target, in writing if at any time prior to the Effective Time either Target or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the solicitation statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. The solicitation statement shall contain the recommendation of the Board of Directors of Target that the Target stockholders approve the Merger and this Agreement and the conclusion of the Board of Directors that the terms and conditions of the Merger are fair and reasonable to the stockholders of Target. Anything to the contrary contained herein notwithstanding, Target shall not include in the solicitation statement any information with respect to Acquiror or its affiliates or associates, the form and content of which information shall not have been approved by Acquiror prior to such inclusion.

          7.2    Approval of Stockholders.    Target shall promptly after the date hereof take all reasonable action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to obtain the written consent of the Target stockholders approving the Merger as soon as practicable. Subject to Section 7.1, Target shall use its efforts to solicit from stockholders of Target written consents in favor of the Merger and shall take all other reasonable action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

          7.3    Sale of Shares Pursuant to Regulation D; Acknowledgment of Purchaser Representative.

            (a)   The parties hereto acknowledge and agree that the shares of Acquiror Capital Stock issuable to the Target stockholders pursuant to Section 2.6 hereof shall constitute "restricted securities" within the Securities Act. The certificates of Acquiror Capital Stock shall bear the legends set forth in Section 2.6(h). Target will identify a "purchaser representative" who satisfies the conditions of Section 501 of Regulation D. Target will use its best efforts to cause each Target stockholder to execute and deliver to Acquiror an Investor Representation Statement in the form attached hereto as Exhibit D and to cause each "purchaser" (within the meaning of Section 501 Regulation D) to acknowledge in writing that the purchaser representative is acting as such for the purchaser in connection with the purchaser's evaluation of the risks and merits of the Merger and receipt of shares of Acquiror Capital Stock. It is acknowledged and understood that Acquiror is relying on the written representations made by each stockholder of Target in the Investor Representation Statements.

            (b)   If a Regulation D exemption is otherwise unavailable, then, Acquiror and Target intend that the Acquiror Capital Stock will be issued in a transaction exempt from registration under the Securities Act, and the rules and regulations promulgated by the SEC thereunder, by reason of Section 3(a)(l0) thereof and will be qualified under the California Code pursuant to Section 25121 thereof after a fairness hearing has been held pursuant to the authority granted by Section 25142 of the California Code (the "Fairness Hearing"). In the event that Acquiror determines that an exemption under Regulation D under the Securities Act is not available for the issuance of Acquiror Capital Stock, Acquiror, with and subject to the full cooperation of Target, shall use commercially reasonable efforts (i) to file promptly and to the extent reasonably practicable, an application (the "Permit Application") for issuance of a permit pursuant to Section 25121 of the California Code to issue such securities (the "California Permit") and (ii) to obtain the California Permit promptly thereafter.

          7.4    Access to Information.

            (a)   Target shall afford Acquiror and its accountants, counsel and other appropriate representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's properties, personnel, books, contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Target as Acquiror may reasonably request. Acquiror shall afford Target and its accountants, counsel and other appropriate representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Acquiror's properties, books, contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Acquiror as Target may reasonably request.

            (b)   Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

            (c)   No information or knowledge obtained in any investigation pursuant to this Section 7.4 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

          7.5    Confidentiality.    The parties acknowledge that Acquiror and Target have previously executed a confidentiality agreement dated May 3, 2006 (the "Confidentiality Agreement"), which Confidentiality Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms. Notwithstanding the foregoing, the parties acknowledge and agree that Acquiror may disclose the terms of this Agreement and information concerning the parties hereto to any third party financial, non-strategic investor for the purpose of arranging financing following the Merger so long as such investor agrees to keep such information confidential.

          7.6    Public Disclosure.    Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law.

          7.7    Regulatory Approval; Further Assurances.

            (a)   Each party shall use all reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Entity. Target and Acquiror shall respond as promptly as practicable to any inquiries or requests received from any Governmental Entity. Each of Target and Acquiror shall (i) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding and (iii) promptly inform the other party of any communication to or from any Governmental Entity regarding the Merger. In addition, except as may be prohibited by any Governmental Entity, by any legal requirement or to the extent necessary to preserve any legal privilege, each of Target and Acquiror will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such legal proceeding.

            (b)   Subject to Section 7.7(b), Acquiror and Target shall use all reasonable efforts to take, or cause to be taken, all actions necessary to effectuate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 7.7(b), each party to this Agreement shall: (i) make any filings and give any notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) use all reasonable efforts to obtain any consent required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other a copy of each such filing made, each such notice given and each such consent obtained by such party during the period prior to the Effective Time. Each party, at the reasonable request of the other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

            (c)   Notwithstanding anything to the contrary contained in this Agreement, the parties shall not have any obligation under this Agreement to: (i) dispose or transfer or cause any of its Subsidiaries, if any, to dispose of or transfer any assets, or to commit to cause the other party to dispose of any assets; (ii) discontinue or cause any of its Subsidiaries, if any, to discontinue offering any product or service, or commit to cause the other party to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of its Subsidiaries, if any, to license or otherwise make available, to any person, any technology, software or other Intellectual Property, or commit to cause the other party to license or otherwise make available to any person any technology, software or other Intellectual Property; (iv) hold separate or cause any of its Subsidiaries, if any, to hold separate any assets or operations (either before or after the Closing Date), or commit to cause the other party to hold separate any assets or operations; or (v) make or cause any of its Subsidiaries, if any, to make any commitment (to any Governmental Entity or otherwise) regarding its future operations or the future operations of the other party.

          7.8    Target Options and Warrants.

            (a)   At the Effective Time, each Target Option, whether vested or unvested, will be assumed by Acquiror. Section 7.8 of the Target Disclosure Schedule hereto sets forth a true and complete list as of the date hereof of all holders of Target Options, including the number of shares of Target Common Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Section 7.8 of the Target Disclosure Schedule current as of such date. Each option assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Plans and/or any other document governing such option immediately prior to the Effective Time, except that: (i) such Target Option will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Common Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Series P Stock; (ii) the per share exercise price for the shares of Acquiror Series P Common issuable upon exercise of such Target Option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such Target Option was exercisable immediately prior to the Effective Time by the Common Exchange Ratio, rounded up to the nearest whole tenth of a cent; and (iii) any restriction on the exercisability of such Target Option will continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Target Option will remain unchanged. Except as provided in the Target Disclosure Schedule, consistent with the terms of the Target Option Plan and the documents governing the outstanding options under the Target Option Plan, the Merger will not terminate any of the outstanding Target Options or accelerate the exercisability or vesting of such Target Options or the shares of Acquiror Series P Common underlying Target Options upon the Acquiror's assumption thereof in the Merger. It is the intention of the parties that Target Options so assumed by Acquiror will remain incentive stock options as defined in Section 422 of the Code to the extent such Target Options qualified as incentive stock options prior to the Effective Time. Within ten (10) business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding Target Option under the Target Plans a document in form and substance satisfactory to Target evidencing the foregoing assumption.

            (b)   Cancellation of Warrants.    Target agrees to use its best efforts to obtain, prior to the Closing Date, a binding written agreement, acceptable to Acquiror, from each holder of Target Warrants whereby such holder agrees that if the Target Warrants held by such holder have not been exercised prior to the Closing Date, then such Target Warrants shall terminate upon and may not be exercised on or after the Closing Date.

          7.9    Blue Sky Laws.    Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions applicable to the issuance of the Acquiror Capital Stock in connection with the Merger. Target shall use its commercially reasonable efforts to assist Acquiror to comply with the securities and blue sky laws of all jurisdictions applicable to the issuance of Acquiror Capital Stock in connection with the Merger.

          7.10    Nonaccredited Stockholders.    Prior to the Effective Time, Target shall not take any action, including the granting of employee stock options, that would cause the number of Target stockholders who are not "accredited investors" pursuant to Regulation D promulgated under the Securities Act to increase to more than thirty-five (35) during the term of this Agreement.

          7.11    Employees.    Target will use commercially reasonable efforts in consultation with Acquiror to retain existing employees of Target through the Effective Time and following the Merger. Target shall use its reasonable efforts to: (a) cause each of such employees set forth in Schedule 7.11 to execute an offer letter in form and substance reasonably acceptable to Acquiror; and (b) cause each other Target employee to execute and deliver to Acquiror a proprietary rights and non-disclosure agreement in the form provided by Acquiror.

          7.12    Continuation of Directors' and Officers' Insurance Coverage.    Acquiror agrees that from and after the Effective Time, all rights to indemnification with respect to claims arising from facts or events which occurred at or before the Effective Time now existing in favor of any individual who at or prior to the Effective Time was a director, officer, employee or agent of Target as provided in Target's Certificate, Bylaws or pursuant to a written agreement for such indemnification shall continue in full force and effect as provided in such instruments. The Surviving Corporation shall not, nor shall Acquiror permit the Surviving Corporation to, amend its certificate of incorporation or bylaws with respect to the indemnification provisions in a manner which would adversely affect such rights to indemnification of such Persons. Target shall purchase a six-year extended reporting period endorsement under the Target's existing directors' and officers' liability insurance policies, providing that such endorsement shall extend the directors' and officers' liability coverage in force as of the date hereof for a period of at least six years from the Effective Time for any claims arising from facts or events which occurred at or before the Effective Time ("D&O Tail Coverage") and, following the Closing, Acquiror shall ensure that such policy remains in full force and effect for such six-year period. The premiums and costs associated with the D&O Tail Coverage provided for herein shall be borne by Acquiror. Target shall deliver binders at Closing evidencing D&O Tail Coverage provided for herein.

          7.13    Reorganization.    Acquiror and Target shall each use (and Acquiror shall cause Merger Sub to use) its best efforts to cause the business combination to be effected by the Merger to be qualified as a "reorganization" described in Section 368 of the Code and shall not (and Acquiror shall cause Merger Sub not to) take or fail to take any action which action or failure would jeopardize such qualification of the Merger. Each party shall make such representations (and Acquiror shall cause Merger Sub to make such representations) as counsel to Target shall reasonably request to enable it to render such opinions, including representations from Acquiror and Merger Sub substantially similar to the representations in the Acquiror and Merger Sub Tax Certificate attached to hereto as Exhibit E and representations from the Target substantially similar to the representations in the Target Tax Certificate attached to hereto as Exhibit F. In rendering its opinion to Target, Target's counsel may rely upon such representations.

          7.14    Expenses.    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

          7.15    Segregated Account.    Promptly after the Closing but in no event later than ten (10) days after the Closing Date, Acquiror shall establish a segregated account and deposit into such account an amount equal to $100,000 to be maintained and used for the sole purpose of reimbursing the Stockholders' Agent for expenses in accordance with Section 10.1 below.

          7.16    Third Party Consents.    Prior to Closing, Target shall use its commercially reasonable efforts to obtain all consents or approvals set forth on Schedule 3.2. In addition, Target shall use its commercially reasonable efforts to obtain from each landlord of Target, such waivers, consents and estoppel letters as requested by Acquiror's lenders.

          7.17    Covenant Not to Sue.    During the period between execution of this Agreement and the Closing Date, each party covenants and agrees that it will not voluntarily initiate, join in or otherwise support any claim (including derivative claims), suit, action, arbitration or other legal, equitable or other proceeding seeking (directly or indirectly) relief of any kind (in money damages or equitable remedies) against the other party resulting from any breach of representations and warranties where the damages resulting from such breach would not reasonably be expected to have a Material Adverse Effect on the breaching party. The provisions of this Section 7.17 shall not apply to the extent that such breach constitutes fraud.

        8.    Conditions to the Merger.

          8.1    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

            (a)   Stockholder Approval.    This Agreement and the Merger shall be approved by the stockholders of Target and Acquiror by the requisite vote under Delaware Law and Target's Certificate of Incorporation.

            (b)   No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be and remain in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending, which could reasonably be expected to have a Material Adverse Effect on Acquiror, either individually or combined with the Surviving Corporation after the Effective Time, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

            (c)   Governmental Approval.    Acquiror, Target and Merger Sub shall have timely obtained from each Governmental Entity all approvals, waivers and consents, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state blue sky laws, other than filings and approvals relating to the Merger or affecting Acquiror's ownership of Target or any of its properties if failure to obtain such approval, waiver or consent could not reasonably be expected to have a Material Adverse Effect on Acquiror after the Effective Time.

          8.2    Additional Conditions to the Obligations of Acquiror and Merger Sub.    The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

            (a)   Representations, Warranties and Covenants.    The representations and warranties of Target in this Agreement that are qualified by materiality shall be true and correct, and the representation and warranties of Target set forth in this Agreement that are not so qualified shall be true and correct in all material respects, on and as of the date of this Agreement and on and as of the Closing as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date); provided however, that any inaccuracies in such representations and warranties will be disregarded solely for purposes of this Section 8.2(a) (and not for any other purpose) if all circumstances constituting such inaccuracies (considered collectively) would not reasonably be expected to have a Material Adverse Effect on Target.

            (b)   Performance of Obligations.    Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing.

            (c)   Certificate of Officers.    Acquiror and Merger Sub shall have received a certificate executed on behalf of Target by the chief executive officer and chief financial officer of Target certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied.

            (d)   Third Party Consents.    All consents or approvals set forth on Schedule 8.2(d) shall have been obtained and shall be in full force and effect.

            (e)   No Governmental Litigation.    There shall not be pending or threatened any legal proceeding in which a Governmental Entity is or is threatened to become a party or is otherwise involved, and neither Acquiror nor Target shall have received any communication from any Governmental Entity in which such Governmental Entity indicates the probability of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror; (iii) seeking to prohibit or limit in any material respect Acquiror's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Target; or (iv) that would materially and adversely affect the right of Acquiror or Target to own the assets or operate the business of Target.

            (f)    No Other Litigation.    There shall not be pending any legal proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror; (iii) seeking to prohibit or limit in any material respect Acquiror's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of Target Capital Stock; or (iv) which would affect adversely the right of Acquiror or Target to own the assets or operate the business of Target.

            (g)   Resignations of Directors and Officers.    The persons holding the positions of a director or officer Target, in office immediately prior to the Effective Time, shall have resigned from such positions in writing effective as of the Effective Time.

            (h)   Good Standing Certificates.    Acquiror shall have received a certificate from the Office of the Secretary of State of the State of Delaware and each other State in which Target is qualified to do business as a foreign corporation certifying that Target is in good standing and that all applicable taxes and fees of Target through and including the Closing Date have been paid.

            (i)    No Material Adverse Change.    There shall not have occurred any change in the financial condition, properties, assets (including intangible assets), liabilities, business, operations, results of operations of Target, taken as a whole, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target.

            (j)    Investor Representation Statement; Number of Stockholders.    Either (A) each of the Target's stockholders shall have delivered to Acquiror a signed Investor Representation Statement in substantially the form attached hereto as Exhibit D and each such statement shall be in full force and effect, and there shall be no more than thirty-five (35) Target stockholders who are both (i) U.S. persons as defined under Regulation S under the Securities Act (a "U.S. Person"); and (ii) not "accredited investors" as defined in Rule 501 under the Securities Act or (B) the parties have obtained the California Permit.

            (k)   Purchaser Representative.    There shall be a Purchaser Representative, as defined in Regulation D under the Securities Act, reasonably satisfactory to Acquiror, representing each holder of Target Capital Stock who is a U.S. Person and not an "accredited investor" as defined in Rule 501 under the Securities Act and does not comply with the nature of purchaser set forth in Rule 506(b)(2)(ii), and such Purchaser Representative shall have executed and delivered documentation reasonably satisfactory to Acquiror. Each holder of Target Capital Stock who is a U.S. Person and not an "accredited investor" shall have executed and delivered an acknowledgment that such Purchaser Representative is acting as such for such holder in connection with the evaluation of the risks and merits of the Merger and receipt of Acquiror Capital Stock.

            (l)    Offer Letters and Non-Competition and Non-Solicitation Agreements.    The employees of Target set forth in Schedule 8.2(l) shall have accepted employment with Surviving Corporation pursuant to the terms of an offer letter in form and substance reasonably acceptable to Acquiror which shall include non-competition and non-solicitation agreements.

            (m)  Appraisal Rights.    Not more than five percent (5%) of the Target Capital Stock outstanding immediately prior to the Effective Time shall be eligible as Dissenting Shares.

            (n)   Warrants.    All Target Warrants outstanding on the Closing Date shall be cancelled as provided in Section 7.8(b).

            (o)   Opinion.    Counsel for Target shall have delivered to Acquiror an opinion in substantially the form attached hereto as Exhibit G.

            (p)   FIRPTA Certificate.    Target shall had delivered to Acquiror a properly executed Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") Notification Letter and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

            (q)   Parachute Payments.    Prior to the Effective Time, the Target shall have solicited the requisite stockholder approval ("280G Vote Solicitation") under Code Section 280G(b)(5) with respect to any payments or benefits that could be considered "excess parachute payments" within the meaning of Code Section 280G, and any "disqualified individuals" as defined in Code Section 280G who would otherwise receive excess parachute payments in the absence of an applicable exemption or waiver, shall have agreed, prior to the 280G Vote Solicitation, to forfeit any payments that would otherwise be non-deductible if the requisite stockholder approval is not obtained.

            (r)   Investors' Rights Agreement and Stockholders' Agreement.    Target shall have caused each of the Target stockholders receiving Acquiror Preferred Stock in connection with the Merger to deliver the Investors' Rights Agreement in substantially the form attached hereto as Exhibit B and the Stockholders' Agreement in substantially the form attached hereto as Exhibit C.

            (s)   Termination of Certain Agreements.    Target shall have caused the following agreements to be canceled or terminated: (i) Second Amended and Restated Investors' Rights Agreement dated September 17, 2004 and (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement dated September 17, 2004.

            (t)    Payment and Release of Comerica Loan.    On or prior to the Closing Date, loans payable to Comerica Bank which are outstanding on the date hereof shall be paid in full and all liens and other security interests on any assets of Target which secure the repayment thereof shall be discharged and released.

          8.3    Additional Conditions to Obligations of Target.    The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Target:

            (a)   Representations, Warranties and Covenants.    (i) The representations and warranties of Acquiror and Merger Sub in this Agreement that are qualified by materiality shall be true and correct, and the representation and warranties of Target set forth in this Agreement that are not so qualified shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such time (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date); provided however, that any inaccuracies in such representations and warranties will be disregarded solely for purposes of this Section 8.3(a) (and not for any other purpose) if all circumstances constituting such inaccuracies (considered collectively) would not reasonably be expected to have a Material Adverse Effect on Acquiror.

            (b)   Performance of Obligations.    Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing.

            (c)   Certificate of Officers.    Target shall have received a certificate executed on behalf of Acquiror and Merger Sub by the chief executive officer and chief financial officer of Acquiror and Merger Sub, respectively, certifying that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied.

            (d)   Tax Certificate.    Acquiror shall have delivered to Target a tax certificate in substantially the form attached hereto as Exhibit E.

            (e)   Tax Opinion.    Target shall have received a written opinion from Target's legal counsel in form and substance reasonably satisfactory to Target, dated on or prior to January 15, 2007, to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, for federal income tax purposes (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, (ii) Target and Acquiror will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) no gain or loss will be recognized by a holder of Target Capital Stock upon the exchange of a share of Target Capital Stock for the per share Merger Consideration received therefor pursuant to the Merger, except that gain will be recognized to the extent that the per share Merger Consideration received is not Acquiror Capital Stock and except that gain or loss may be recognized with respect to cash received in lieu of fractional shares of Acquiror Capital Stock.

            (f)    Indemnification Agreements.    Acquiror shall have entered into its standard form of indemnification agreement for directors and officers with each of Sheeraz Haji and Scott Irwin.

            (g)   Investors' Rights Agreement and Stockholders' Agreement.    Acquiror shall have executed and delivered the Investors' Rights Agreement in substantially the form attached hereto as Exhibit B and the Stockholders' Agreement in substantially the form attached hereto as Exhibit C to each of the Target stockholders receiving Acquiror Preferred Stock in connection with the Merger.

            (h)   No Material Adverse Change.    There shall not have occurred any change in the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of Acquiror that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror.

            (i)    No Governmental Litigation.    There shall not be pending or threatened any legal proceeding in which a Governmental Entity is or is threatened to become a party or is otherwise involved, and neither Acquiror nor Target shall have received any communication from any Governmental Entity in which such Governmental Entity indicates the probability of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Merger; or (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror.

            (j)    No Other Litigation.    There shall not be pending any legal proceeding: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; or (ii) relating to the Merger and seeking to obtain from Acquiror or any of its Subsidiaries, or Target, any damages or other relief that would be material to Acquiror.

            (k)   Valid Exemption.    There shall exist a valid exemption from registration under the Securities Act of the shares of Acquiror Capital Stock proposed to be offered and issued in connection with the Merger.

        9.    Termination, Amendment and Waiver.

          9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time (with respect to Section 9.1(b) through Section 9.1(d), by written notice by the terminating party to the other party):

            (a)   by the mutual written consent of Acquiror and Target;

            (b)   by either Acquiror or Target if the Merger shall not have been consummated by March 16, 2007, however, in the event the parties undertake to file a Permit Application for a California Permit, then this date shall be June 1, 2007; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

            (c)   by either Acquiror or Target if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, unless the party relying on such order, decree or ruling or other action has not complied in all material respects with its obligations under this Agreement; or

            (d)   by Acquiror or Target, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) causes the conditions set forth in Section 8.1 or 8.2 (in the case of termination by Acquiror) or Section 8.1 or 8.3 (in the case of termination by Target) not to be satisfied and (ii) shall not have been cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party.

            (e)   by Target, in order to accept a Superior Proposal; provided such Superior Proposal did not arise or result from a breach by Target of any obligation contained in Section 6.3 of this Agreement.

          9.2    Effect of Termination.    In the event of termination of this Agreement as provided in Section 9.1, there shall be no liability or obligation on the part of Acquiror, Target, Merger Sub or their respective officers, directors, or stockholders, except to the extent that such termination results from the willful breach by a party of any of its representations, warranties or covenants set forth in this Agreement; provided, however, that the provisions of Sections 7.5, 7.6 and 7.14 shall remain in full force and effect and survive any termination of this Agreement.

          9.3    Amendment.    This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors. This Agreement may not be amended except by an instrument in writing signed on behalf of each Acquiror and Target.

          9.4    Extension; Waiver.    At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

        10.    Stockholders' Agent.

          10.1    Stockholders' Agent.

            (a)   Effective upon the Closing, by virtue of the approval and adoption of this Agreement by the requisite vote of the Target stockholders, each Target stockholder shall be deemed to have agreed to appoint the Stockholders' Agent as a true and lawful attorney-in-fact and agent for and on behalf of the Target stockholders to give and receive notices and communications to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to claims arising out of this Agreement, and to take all actions necessary or appropriate in the judgment of the

    Stockholders' Agent to fulfill the interests and purposes of this Agreement and for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the former holders of Target Capital Stock from time to time upon not less than ten (10) days' prior written notice to Acquiror. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Target stockholders.

            (b)   Each of the Target stockholders grants unto said Stockholders' Agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with the matters described above, as fully to all intents and purposes as said Target stockholder might or could do in person, hereby ratifying and confirming all that the Stockholders' Agent may lawfully do or cause to be done by virtue hereof. EACH TARGET STOCKHOLDER ACKNOWLEDGES THAT IT IS HIS, HER OR ITS EXPRESS INTENTION TO HEREBY GRANT A DURABLE POWER OF ATTORNEY UNTO THE STOCKHOLDERS' AGENT AND THAT THIS DURABLE POWER OF ATTORNEY IS NOT AFFECTED BY SUBSEQUENT INCAPACITY OF SUCH TARGET STOCKHOLDER EXCEPT AS PROVIDED UNDER DELAWARE LAW. Each of the Target stockholders further acknowledges and agrees that upon execution of a joinder to this Agreement, any delivery by the Stockholders' Agent of any waiver, amendment, agreement, opinion, release of claims, certificate, consent, notice, election or other documents executed by the Stockholders' Agent pursuant to this Section 10.1, such stockholder shall be bound by such documents as fully as if such stockholder had executed and delivered such documents

            (c)   The Stockholders' Agent shall not be liable to any Target stockholder for any act done or omitted hereunder as Stockholder' Agent while acting in good faith and in the exercise of reasonable judgment, even though such act or omission may constitute negligence on the part of such Stockholders' Agent, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target stockholders shall severally indemnify the Stockholders' Agent and hold the Stockholders' Agent harmless against any loss, liability or expense incurred without bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of the Stockholders' Agent's duties hereunder.

            (d)   The Stockholders' Agent may engage attorneys, accountants and other professionals and experts. The Stockholders' Agent may in good faith rely conclusively upon information, reports, statements, and opinions prepared or presented by such professionals, and any action taken by the Stockholders' Agent based on such reliance shall be deemed conclusively to have been taken in good faith and in the exercise of reasonable judgment.

            (e)   The Stockholders' Agent shall be entitled to receive, from time to time, from Acquiror out of the Segregated Account that amount of cash equal to the Stockholders' Agent's reasonable expenses in reimbursement for services rendered pursuant to this Section 10.1 and Section 11. In the event that there shall be insufficient funds in the Segregated Account to satisfy the Stockholders' Agent's reasonable expenses, the Stockholders' Agent shall be entitled to seek reimbursement from the Target shareholders in accordance with their indemnification obligations under this Section 10.1. After the date eighteen (18) months following date hereof and final resolution of any outstanding claims pursuant to Section 10, in the event that, after the proper reimbursement of the Stockholders' Agent's expenses, funds remain in the Segregated Account, such funds and account shall be used at Acquiror's discretion.

            (f)    The Stockholders' Agent shall have reasonable access to information about Target and the reasonable assistance of Target's officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Stockholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

            (g)   Acquiror acknowledges that the Stockholders' Agent may have a conflict of interest with respect to his duties as Stockholders' Agent, and in such regard the Stockholders' Agent has informed Acquiror that he will act in the best interests of the Target stockholders.

          10.2    Actions of the Stockholders' Agent.    A decision, act, consent or instruction of the Stockholders' Agent shall constitute a decision of all Target stockholders for purposes of claims pursuant to Section 10 this Agreement and shall be final, binding and conclusive upon each such Target stockholder and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders' Agent as being the decision, act, consent or instruction of each and every such Target stockholder. Acquiror is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Agent.

        11.    Tax Matters.

          11.1    Transfer Taxes.    Except for any stock transfer taxes imposed upon a Target stockholder by operation of law, the Surviving Corporation, and not the Target stockholders, shall be responsible for the timely payment of, and the filing of Tax Returns with respect to, all transfer, documentary, sales, use, stamp, registration and other similar Taxes and other governmental charges (including, without limitation, charges for or in connection with the recording of any instrument or document as provided in this Agreement and any state or local transfer Taxes imposed due to the Merger or any other transactions contemplated by this Agreement. In no event shall the Surviving Corporation bear any Tax imposed in connection with any Target stockholder's receipt of the Merger Consideration.

          11.2    Tax Returns.

            (a)   Stockholders' Agent shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to Target for taxable years or periods ending on or before the Closing Date, and Stockholders' Agent shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent allowed by law, all such Tax Returns shall be prepared in a manner consistent with past practice. Stockholders' Agent shall provide a copy of all such Tax Returns to Acquiror at least thirty (30) days prior to the due date for filing such Tax Returns (or, if required to be filed within forty-five (45) days after the Closing Date, as soon as possible following the Closing Date and sufficiently in advance of filing that the Acquiror shall have a reasonable opportunity to review and comment on such Tax Returns). To the extent that any positions taken on such Tax Returns could reasonably be expected to affect Acquiror or the Surviving Corporation with respect to any Tax period after the Closing Date, Acquiror shall have the right to approve (which approval shall not be unreasonably withheld or delayed) such Tax Returns. For this purpose, Acquiror's withholding of approval of a Tax Return based upon Stockholders' Agent's failure to adopt in such Tax Return an alternative reporting position suggested to Stockholder's Agent in writing by Acquiror pursuant to the procedure described herein shall be deemed reasonable if the reporting position proposed by the Acquiror on such Tax Return is "more likely than not" to prevail as defined in Treas. Reg. Section 1.6662-4(d)(2) (it being understood that such "more likely than not" standard shall be applied whether or not the underlying Tax Return is an income Tax Return).

            (b)   Acquiror shall prepare and file or cause to be prepared and filed when due all Target Tax Returns that are required to be filed for taxable years or periods ending after the Closing Date, and Acquiror shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. To the extent any Tax shown as due on any such Tax Return are payable by Target stockholders (whether through a claim for indemnification under this Agreement or otherwise): (A) such Tax Return shall be prepared in a manner consistent with the prior practice of Target unless otherwise required by law; (B) such Tax Return shall be provided to the Stockholders' Agent at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within forty-five (45) days after the Closing Date, as soon as possible following the Closing Date and sufficiently in advance of filing that the Stockholders' Agent shall have a reasonable opportunity to review and comment on such Tax Return); and (C) the Stockholders' Agent shall have the right to approve (which approval shall not be unreasonably withheld or delayed) such Tax Return. For this purpose, Stockholders' Agent's withholding of approval of a Tax Return based upon Acquiror's failure to adopt in such Tax Return an alternative reporting position suggested to Acquiror in writing by the Stockholders' Agent pursuant to the procedure described herein shall be deemed reasonable if the reporting position proposed by the Stockholder's Agent on such Tax Return is "more likely than not" to prevail as defined in Treas. Reg. Section 1.6662-4(d)(2) (it being understood that such standard shall be applied whether or not the underlying Tax Return is an income Tax Return).

          11.3    Computation of Tax Liabilities.    To the extent permitted or required by law or administrative practice, the taxable year of Target which includes the Closing Date shall be treated as closing on the Closing Date. Where it is necessary for purposes of this Agreement to apportion between Target and Acquiror the Taxes of Target for a taxable year or period (or portion thereof) that includes but does not end on the Closing Date (which is not treated under the immediately preceding sentence as closing on the Closing Date), such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis and not imposed income or receipts shall be allocated on a daily basis (based upon a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period); provided, however, that Taxes allocated to the period prior to Closing shall not be adversely affected by an extraordinary action or transaction or change in the assets or operations of Target that occurs after the Effective Time. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Target.

          11.4    Amended Returns.    Acquiror and after the Closing, the Surviving Corporation, shall not file or cause to be filed any Target Tax Return that relates to any Tax period (or portion thereof) that ends on or before the Closing Date without the consent of the Stockholders' Agent, which consent may not be unreasonably withheld or delayed.

          11.5    Refunds and Tax Benefits.    Any Target Tax refunds that are received by the Surviving Corporation or its Affiliates that relate to any Target Tax period or portion thereof ending on or before the Closing Date (the "Target Pre-Closing Tax Period") shall be for the account of the Target stockholders. Acquiror shall pay over to the Stockholders' Agent any such refund within thirty (30) days after receipt of such refund. For purposes of this Agreement, the term "refund" shall mean, except as otherwise provided herein, the receipt of cash due to an overpayment by Target of Target Taxes for the Target Pre-Closing Tax Period and the use by Acquiror, Affiliates or the Surviving Corporation of an overpayment by Target of Target Taxes for the Target Pre-Closing Tax Period as a credit or other Tax offset against Taxes of Acquiror, its Affiliates or the Surviving Corporation. The term "refund" shall not include any receipt of cash or use of an overpayment as a credit or other Tax offset resulting from a carry back of Surviving Corporation post-Closing Date losses to any Target's Pre-Closing Tax Period.

          11.6    Tax Proceedings.    If any taxing authority conducts any audit or investigation of Target Tax Returns relating to Target Pre-Closing Tax Period, Acquiror shall notify the Stockholder's Agent of such audit or investigation, and the Stockholders' Agent may, by written notice to Acquiror, assume control of such audit or investigation and provide any responses required in connection therewith. If Stockholder's Agent assumes control of such audit or investigation: (1) Acquiror shall cause to be executed any powers of attorney or other documents necessary to enable Stockholders' Agent to control the audit or investigation, (2) Stockholders' Agent shall timely provide Acquiror with copies of all correspondence related to the audit or investigation and shall allow Acquiror to attend all meetings and participate in all telephone conferences with taxing authorities, (3) Stockholders' Agent shall consult with Acquiror and not unreasonably reject Acquiror's advice regarding the handling of the audit or investigation, (4) Acquiror (on behalf of the Surviving Corporation) shall not deny any request by the applicable taxing authority to extend the statute of limitations if, in the Stockholders' Agent's reasonable judgment, the denial would materially prejudice the Stockholders' Agent's ability to defend any claims related to the audit or investigation and (5) the Stockholders' Agent shall not settle any audit or investigation without the prior written consent of Acquiror, which consent may not be unreasonably withheld or delayed. In no event shall Acquiror and, after the Closing Date, the Surviving Corporation, settle any audit or investigation relating to any period or portion thereof that ends on or before the Closing Date in a manner which would adversely affect Target stockholders without the prior written consent of the Stockholders' Agent, which consent may not be unreasonably withheld or delayed.

          11.7    Assistance and Cooperation.    After the Closing Date, Acquiror shall (and Acquiror shall cause its Affiliates including the Surviving Corporation to) (i) assist the Stockholders' Agent in preparing any Target Pre-Closing Tax Period Tax Returns which Stockholders' Agent is responsible for preparing and filing in accordance with Section 10.2(a), and (ii) cooperate fully in preparing for any audits of, or disputes with any Governmental Entity, including any taxing authority, regarding, any Target Pre-Closing Tax Period Tax Returns. Such cooperation shall include providing, upon request, as promptly as practicable, such information relating to the Target and the Surviving Corporation (including access to books and records) as is reasonably necessary for the filing of any Target Pre-Closing Tax Period Tax Returns, the making of any election related to Taxes for Target Pre-Closing Tax Periods, the preparation for any audit of Target Pre-Closing Tax Period Tax Returns by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Target Pre-Closing Tax Period Tax Return. Acquiror shall retain all books and records with respect to Target Pre-Closing Tax Period Taxes until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and abide by or cause the abidance with all record retention agreements entered into with any taxing authority. Acquiror shall and shall cause the Surviving Corporation to give the Stockholders' Agent reasonable notice prior to transferring, discarding or destroying any such books and records relating to Target Pre-Closing Tax Period Tax matters and, if the Stockholders' Agent so requests, the Surviving Corporation shall allow the Stockholders' Agent to take possession of such books and records.

        12.    General Provisions.

          12.1    Survival of Warranties.    All representations and warranties made by Target and Acquiror, herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall terminate effective upon the Effective Time. This Section 12.1 shall not limit any covenant or agreement of the parties which by its express terms contemplates performance, in whole or in part, after the Effective Time.

          12.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) three (3) business days after being mailed by registered or certified mail, postage prepaid, return receipt requested; (iii) one (1) business day after it is sent by commercial overnight courier service; or (iv) upon transmission if sent via facsimile or electronic mail with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice:

            (a)   if to Acquiror, to:

        Convio, Inc.
        11921 N. Mopac Expressway, Ste. 200
        Austin, TX 78759
        Attention: Jim Offerdahl
        Fax: (512) 652-2691
        email: jofferdahl@convio.com

        with a copy to:

        DLA Piper US LLP
        1221 S. MoPac Expressway, Suite 400
        Austin, Texas 78746
        Attention: John J. Gilluly III, P.C.
        Fax: (512) 457-7001
        email: john.gilluly@dlapiper.com

            (b)   if to Target, to:

        GetActive Software, Inc.
        2855 Telegraph Ave., Suite 600
        Berkeley, CA 94705
        Attention: President
        Fax: (510) 540-4163
        email:

        with a copy to:

        Pillsbury Winthrop Shaw Pittman LLP
        400 Capitol Mall, Suite 1700
        Sacramento, CA 95814
        Attention: Michelle Rowe Hallsten
        Fax: (916) 441-3583
        email: michelle.hallsten@pillsburylaw.com

            (c)   if to Stockholders' Agent, to:

        618 Santa Barbara
        Berkeley, CA 94707
        Attention: Robert Epstein
        Fax: (510) 524-2906
        email: bob@bobepstein.to

          12.3    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          12.4    Entire Agreement; Nonassignability; Parties in Interest.    This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) are not intended to confer upon any other person any rights or remedies hereunder and shall not be assigned by operation of law or otherwise without the written consent of the other party. Each party hereby acknowledges and agrees that no other party is making any representation or warranty whatsoever, express or implied, except those representations and warranties of such party explicitly set forth in this Agreement, the respective Acquiror Disclosure Schedule or Target Disclosure Schedule, and any certificate contemplated by this Agreement and delivered by a party in connection with this Agreement.

          12.5    Severability.    In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

          12.6    Attorney's Fees.    In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit to be fixed by the court.

          12.7    Remedies Cumulative.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

          12.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the internal laws of Delaware applicable to parties residing in Delaware, without regard applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Texas, County of Travis and within the State of California, County of Alameda, in connection with any matter based upon or arising out of this Agreement or the matters contemplated hereby and it agrees that process may be served upon it in any manner authorized by the laws of the State of Texas or the State of California, as the case may be, for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process.

          12.9    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

          12.10    Enforcement.    Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court and (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement.

          12.11    Amendment; Waiver.    Any amendment or waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver or amendment. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

Signature Page Follows.

        IN WITNESS WHEREOF, Target, Acquiror, Merger Sub and Stockholders' Agent have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.

GETACTIVE SOFTWARE, INC., a Delaware corporation
By:	/s/ Sheeraz Haji Sheeraz Haji President and Chief Executive Officer
CONVIO, INC., a Delaware corporation
By:	/s/ Gene Austin Gene Austin President and Chief Executive Officer
GASI ACQUISITION CORP., a Delaware corporation
By:	/s/ Gene Austin Gene Austin President and Chief Executive Officer
STOCKHOLDERS' AGENT
/s/ Robert Epstein ROBERT EPSTEIN

Counterpart Signature Page to
Agreement and Plan of Merger

QuickLinks

  Exhibit 2.1
AGREEMENT AND PLAN OF MERGER BY AND AMONG CONVIO, INC. GASI ACQUISITION CORP., GETACTIVE SOFTWARE, INC. AND ROBERT EPSTEIN, AS STOCKHOLDERS' AGENT
TABLE OF CONTENTS
LIST OF EXHIBITS
AGREEMENT AND PLAN OF MERGER
RECITALS